04024556

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR, nr 08 April 2004	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 19 2004
WASH. D.C. 181 SECTION

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
APR 27 2004
THOMSON FINANCIAL

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

4/27

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over.

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, <u>on a timely basis</u>, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Lufthansa

Deutsche Lufthansa Aktiengesellschaft
Cologne

We hereby invite our shareholders to attend
the 51st Annual General Meeting
to be held
at Kölnarena, Willy-Brandt-Platz 1, 50679 Köln
on Wednesday, 16 June 2004, at 10:00 a.m.

Agenda*

1. Presentation of the audited financial statements, the approved consolidated financial statements, the management report for the Company and the Group for the 2003 financial year as well as the report of the Supervisory Board

2. Approval of Executive Board's acts for the 2003 financial year

3. Approval of Supervisory Board's acts for the 2003 financial year

4. Amendments to Articles of Association on profit appropriation

5. Authorization to purchase own shares

6. Creation of new Authorized Capital B for staff shares and a corresponding amendment to the Articles of Association

7. Appointment of auditors for the annual financial statements in the 2004 financial year

* This text is a translation of the original German text. Please note that only the German version is binding under law.

Proposals for resolutions on agenda topics

2. Approval of Executive Board's acts for the 2003 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Executive Board during the 2003 financial year.

3. Approval of Supervisory Board's acts for the 2003 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Supervisory Board during the 2003 financial year.

4. Approval of Supervisory Board's acts for the 2003 financial year

Under the terms of the amendment to § 58 (5) of Germany's Stock Corporation Act (AktG) made necessary by the country's Transparency and Disclosure Act (TransPuG), the Annual General Meeting may resolve a distribution in kind if this option is provided by the Articles. The Company is to be given such an option.

The Executive Board and the Supervisory Board propose adoption of the following resolution:

That Art. 20 of the Articles of Association be extended to include the following para. 2:

"The General Meeting may resolve a distribution in kind in addition to or in place of a cash distribution."

5. Authorization to purchase own shares

The current authorization granted by the Annual General Meeting of 18 June 2003 on item 7 of the Agenda to permit the purchase of own shares will expire on 17 December 2004. This authorization has not yet been used. In order to enable the Company to continue to have the opportunity to buy back its own shares, a resolution to cancel the authorization granted last year and to authorize the Executive Board

anew to purchase own shares until 15 December 2005 is to be proposed to the AGM.

The Executive Board and the Supervisory Board, therefore, propose adoption of the following resolution:

That the Company be authorized pursuant to § 71 (1), no. 8 AktG to purchase its own shares until 15 December 2005 in an amount not exceeding ten per cent of the Company's share capital at the time of the resolution by the AGM. The shares may be purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. The price paid for these shares may not be more than ten per cent higher or lower than the market price. In terms of the afore-mentioned provision, the market price in the event of a purchase through the stock exchange shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or in an appropriate successor system) on the last five trading days prior to the purchase of the shares. In the event of a purchase by means of a public offer to purchase made to all shareholders, the market price shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or in an appropriate successor system) on the last five trading days prior to publication of the decision to submit this offer.

The Executive Board shall be authorized, with the consent of the Supervisory Board, to sell own shares acquired in a way other than through the stock exchange or by means of a public offer to purchase made to all shareholders, provided that the shares are sold at a price that is not materially lower than the market price of the same class of the Company's shares at the time of the sale. The subscription rights of shareholders shall be excluded. This authorization is subject, however, to the condition that the shares excluded under § 186 (3), sent. 4 AktG do not exceed ten per cent of the share capital, either at the time when this authorization is granted or at the time when it takes effect. To be set off against this limit of ten per cent of the share capital are shares that are issued after this authorization has come into effect by virtue of an authorization applying at the time this authorization takes effect or by virtue of a substitute authorization to issue new shares from authorized capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. This limit of ten per cent of share capital shall also apply to those shares that are issued or are to be issued in order to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorization came into effect by virtue of an authoriza-

tion applying at the time this authorization takes effect or by virtue of a substitute authorization under the terms of § 186 (3), sent. 4 AktG in exclusion of subscription rights.

The Executive Board shall also be authorized, with the consent of the Supervisory Board, to sell its own shares purchased in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that this is carried out against contributions in kind within the scope of the acquisition of companies or interests in companies, or in order to satisfy the rights of holders of, or creditors under convertible bonds or bonds with warrants attached which have been issued by the Company or by a foreign subsidiary in which Deutsche Lufthansa AG holds a 100% direct or indirect interest, or in order to offer its own acquired shares as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. In each case, the subscription rights of shareholders shall be excluded.

The Executive Board shall furthermore be authorized to call in its acquired own shares either in their entirety or in portions subject to the approval of the Supervisory Board with no further resolution of the Annual General Meeting.

The above authorizations may be used, singly or in combination, on one or several occasions, to sell or call in the Company's own shares in their entirety or in portions.

The current authorization for the purchase of own shares granted by the Annual General Meeting of 18 June 2003 on item 7 of the Agenda and expiring on 17 December 2004 shall be cancelled for the period after the new authorization takes effect.

Report of the Executive Board on item 5 of the Agenda pursuant to §§ 71 (1), no. 8 and 186 (3), sent. 4, (4), sent. 2 AktG

Under item 5 of the Agenda, it is proposed that the AGM authorize the Company pursuant to § 71 (1), no. 8 AktG until 15 December 2005 to acquire own shares representing up to ten per cent of the share capital at the time of adoption of the resolution by the AGM, including own shares that have already been acquired or are attributable to the Company. Under the terms of this proposal, the Company may dispose of or issue own shares acquired by virtue of this or another authorization, partly and in exclusion of the subscription rights of shareholders.

The proposed authorization to purchase own shares replaces the previous authorization granted by the Annual General Meeting in 2003. The aim of the authorization is to enable the Company to use the flexibility of this instrument until 15 December 2005. Own shares may be only purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. In this way, all shareholders shall have the same opportunity to sell shares to the Company wherever the Company makes use of the authorization to purchase its own shares.

The provisions of statute allow the Company to sell its own acquired shares through the stock exchange or by means of a public offer made to all shareholders. Use of this selling option safeguards the rights of shareholders to equal treatment in the reissuance of shares. In addition, the authorization proposed also provides for the Executive Board, with the consent of the Supervisory Board, to sell its own shares acquired by virtue of the authorization in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that they are sold at a price that is not materially lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. With this authorization, which is equivalent to an exclusion of subscription rights, the Company is making use of the scope provided by § 71 (1), no. 8 AktG in application of § 186 (3), sent. 4 AktG to facilitate the exclusion of subscription rights. One object is to enable the Company to offer its shares to institutional investors in particular and/or to expand the shareholder base, in the interests of the Company. Another is to ensure that the Company is able to respond quickly and flexibly to favourable market opportunities. Due account is taken of the interests of the shareholders by providing that the shares may be sold only at a price that is not materially lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. This authorization is limited to a total of ten per cent of the share capital of the Company, both at the time when this authorization takes effect and at the time when it is implemented. To be set off against this limit of ten per cent of the share capital are shares that are issued after this authorization has come into effect by virtue of an authorization applying at the time the proposed authorization takes effect or by virtue of a substitute authorization to issue new shares from authorized capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. Also, this limit of ten per cent of share capital shall apply to those shares that are issued to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorization takes effect by virtue of an authorization applying at the time the proposed authorization takes effect or replacing such an authorization under

§ 186 (3), sent. 4 AktG in exclusion of subscription rights. These offsets are designed to ensure that own shares purchased are not sold in exclusion of subscription rights, in accordance with § 186 (3), sent. 4 AktG, if this would result in the subscription rights of shareholders being excluded for more than ten per cent of the share capital in direct or indirect application of § 186 (3), sent. 4 AktG for no special material reason. This additional limitation is in the interests of shareholders who, wherever possible, wish to maintain their percentage of shares held.

The Executive Board is also to be authorized, with the consent of the Supervisory Board, to use own shares purchased by virtue of the proposed authorization as consideration for the acquisition of companies or of interests in companies. International competition increasingly requires this form of acquisition financing as well. The proposed authorization is intended to create the necessary scope for the Company to take quick and flexible advantage of acquisition opportunities that may arise. The proposed exclusion of subscription rights takes due account of this. In determining the valuation ratios, the Executive Board will ensure that the interests of shareholders are adequately safeguarded. The capital A authorized by the AGM in 2002 may also be used by the Company for the purpose of acquiring companies or interests in other companies. In deciding on which share type is to be used to finance such transactions, the Executive Board will be guided solely by the interests of the Company and of the shareholders. The Executive Board shall also be authorized, with the consent of the Supervisory Board, to use own shares purchased by virtue of the proposed authorization to satisfy the rights of holders of, or creditors under convertible bonds and/or bonds with warrants attached issued by the Company or by a wholly-owned subsidiary of the Company. Wherever the Company makes use of this option, no conditional capital increase need be carried out. Hence, the interests of shareholders are not affected by this additional option. Furthermore, the Executive Board is to be authorized to offer acquired own shares as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. This is to enable the Company to offer shares to its employees without having to resort to authorized capital B. The use by the Company of available own shares instead of resorting to a capital increase or a cash payment may make sense in business terms and, to that extent, the purpose of the authorization is to increase flexibility.

The Executive Board will report on any use made of the authorization to purchase own shares at the next AGM.

6. Creation of new Authorized Capital B for staff shares and a corresponding amendment to the Articles of Association

The authorization granted by the Annual General Meeting on 16 June 1999 to raise the share capital with the consent of the Supervisory Board in accordance with Art. 4 (3) of the Articles of Association (Authorized Capital B) expires on 15 June 2004. This authorization has not been used.

The Executive Board and the Supervisory Board therefore propose the following resolution:

That the Executive Board be authorized, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 15 June 2009 by up to € 25,000,000 through the issue of new no-par value registered shares against cash contribution (Authorized Capital B). The new shares will be offered for sale solely to employees of Deutsche Lufthansa AG and of associated companies. The subscription rights of shareholders shall be excluded.

That the Executive Board be authorized, with the consent of the Supervisory Board, to determine further particulars of the utilisation of the authorized capital and of the implementation of capital increases.

Art. 4 (3) of the Articles of Association shall be reworded as follows:

"The Executive Board shall be authorized, with the consent of the Supervisory Board, to raise the share capital of the Company in one or more stages until 15 June 2009 by up to € 25,000,000 through the issue of new no-par value registered shares against cash contribution (Authorized Capital B). The new shares will be offered for sale solely to employees of Deutsche Lufthansa AG and of associated companies. The subscription rights of shareholders shall be excluded."

Report of the Executive Board to the AGM on item 6 of the Agenda pursuant to §§ 203 (1), sent. 1 and 186 (4), sent. 2 AktG

The sole object of Authorized Capital B is to enable employees of Deutsche Lufthansa AG and of associated companies to acquire an even greater proportion of the share capital of the Company under a participation scheme covering several years. At the same time, giving employees the opportunity to increase their shareholdings in this way will, it is hoped, encourage them to play a larger role in the provision of

capital. For this purpose, it is necessary to exclude the subscription rights of shareholders.

7. **Appointment of auditors for the annual financial statements in the 2004 financial year**

   The Supervisory Board proposes the appointment of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, as auditors of the annual financial statements for the 2004 financial year.

***

Notifications pursuant to § 128 (2) German Stock Corporation Act (AktG)

Members of the Supervisory Board of Deutsche Lufthansa AG are also members of Executive Boards of the following financial institutions:
Bayerische Landesbank Girozentrale
Deutsche Bank AG

Members of the Executive Board of Deutsche Lufthansa AG are also members of the supervisory bodies (Supervisory Board, Administrative Board) of the following German financial institutions:
Westdeutsche Landesbank AG
Landesbank Hessen-Thüringen Girozentrale

The following financial institutions hold interests in Deutsche Lufthansa AG that must be disclosed to meet the requirements of § 21 of the German Securities Trading Act (WpHG):
Dresdner Bank AG, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH
Bayerische Landesbank Girozentrale, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH

The following financial institutions are members of the consortium that carried out the last issue of securities of the Company within the past 5 years:
Morgan Stanley Dean Witter
Schroder Salomon Smith Barney
Dresdner Kleinwort Wasserstein

***

Attendance at the Annual General Meeting

Shareholders entitled to attend the AGM of Deutsche Lufthansa AG and to cast votes - either in person or by proxy - are those shareholders whose names are entered in the share register and who register for the AGM no later than 11 June 2004.

The Company will send application and proxy forms, as well as a copy of the agenda of the AGM to the addresses of those shareholders whose names are entered in the share register of the Company on 1 June 2004. The material will include additional information on applications for attendance and on the appointment of proxies.

Kindly note that you have received a **new shareholder number**, which you can also use for communications during the year with Lufthansa and your depositary bank. We recommend, therefore, that you keep the shareholder number along with your custody records.

New shareholders whose names are entered in the share register from 2 to 11 June 2004 can make a written application to attend, stating their shareholder's ID, name, address and date of birth.

Postal address	Hauptversammlung Deutsche Lufthansa AG c/o ADEUS Aktienregister-Service-GmbH 60203 Frankfurt am Main Germany
Fax number	+49-69-256-27049
E-mail	HV-Service@DLH.DE

Shareholders entered in the share register may also cast their votes at the AGM via an authorized person, a bank or a shareholders' association. In this case, the authorized person must register or be registered by the shareholder in good time.

If a bank, etc., is entered in the share register it may cast votes in respect of the shares it does not own only on the basis of a shareholder's authorization.

Lufthansa is offering its shareholders the option of having authorized Company representatives cast votes on their behalf. Such representatives exercise this voting right only on the basis of instructions issued by the shareholder.

Once again, admission tickets may be ordered and proxies issued with voting instructions for authorized Company representatives using the Internet. Please find further information at www.lufthansa-financials.de, taking the link to "Annual General Meeting".

Please send any queries or motions regarding the AGM to the following address only.

Postal address	Deutsche Lufthansa AG Investor Relations (HV) 50664 Köln Germany
Fax number	+49-221-826-3646
E-mail	CGNIRAW@DLH.DE

We regret that we are unable to consider motions sent to any other address. Any countermotions received by 1 June 2004, 24:00 hrs, will be made accessible in the Internet at www.lufthansa-financials.de; the AktG no longer provides for dispatch in printed form to all shareholders. Any opinions of the management will be published at the same Internet address.

The annual report for the 2003 financial year can also be ordered there and is available for downloading. It can also be obtained as CD-ROM or in bound form by informal order from the above Lufthansa Investor Relations address.

Those shareholders who requested a copy of the annual report at an earlier point in time, so that their names have been added to our mailing list, will receive the report automatically without renewing their order.

The invitation to attend the AGM appears in the electronic Federal Gazette dated 2 April 2004.

Cologne, 2 April 2004
Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Registered office of the Company: Cologne
Entered in the Commercial Register of the Cologne Local Court (Amtsgericht) under HRB 2168
Chairman of the Supervisory Board: Dipl.-Ing. Dr. Ing. E. h. Jürgen Weber
Executive Board: Wolfgang Mayrhuber (Chairman), Dr. Karl-Ludwig Kley, Stefan Lauer

Monthly Report 03/2004

- Investor Info
- Traffic Figures

Investor Info

Change in capacity utilisation in March 2004 compared with previous year


80
75
70
% 65
60
55
50
2004
2003
PassengerLF
CargoLF
GroupLF

Passenger numbers and sales with double-digit growth

Once again in March 2004, the Lufthansa Group's flight operations recorded a significant upward trend: 4.2 million passengers flew with Lufthansa, that was 12.6 per cent more than in March 2003, when the Iraq war was already having a negative effect. With an 8.3 per cent increase in production, sales increased by 13.7 per cent. The passengerload factor improved by about 3.6 percentage points to 75.2 per cent. Lufthansa registered double-digit sales increases in almost all sales regions. In the Middle East/Africa the increase was 25.7 per cent, in the Americas 16.4 per cent. Here Lufthansa recorded the highest utilisation of capacity with 82.8 per cent. The passenger load factor also exceeded the 80 per cent mark in Asia/Pacific with 80.8 per cent. In Europe the demand-oriented use of "Lufthansa Regional" has proved itself: with a 4.8 per cent higher capacity, sales increased by 10.5 per cent, the number of passengers by 11.5 per cent. Lufthansa Cargo also reports encouraging figures: The volume transported increased by 5.8 per cent to 154,000 tonnes, sales rose by 7.1 per cent to 713 mill. tonne-km. Utilisation of 70.4 per cent is 2.1 percentage points up on the previous year, as capacity was only increased by 3.9 per cent. In Middle East/Africa sales rose by 23.1 per cent, in Europe even by as much as 33.3 per cent.
For the entire flight operations of the Lufthansa Group the picture is as follows: production increased by 6.5 per cent, sales by 10.6 per cent. Utilisation of capacity exceeded the previous year's figure by 2.7 percentage points at 72.9 per cent.

Lufthansa increases Eurowings holding
On 1 April, Lufthansa acquired a further 24.1 per cent share in Eurowings. Lufthansa's share of Eurowings Luftverkehrs AG is now 49 per cent.

New destinations in Eastern Europe
Lufthansa is responding to the EU's Eastern expansion and has extended its range of flights to Eastern Europe. New destinations are Tallinn (Estonia), Cracow, Gdansk and Poznan (Poland) as well as Bratislava (Slovakia). There are also new destinations in the Russian Federation: As of 1 May, services will be provided to Rostov-on-Don and Ufa (Baschkortostan).

Shanghai Airlines new cooperation partner
Lufthansa and Shanghai Airlines have signed a bilateral cooperation agreement on 6 April. The objective is code-sharing on some routes and cooperation on frequent flyer

Investor Infos

Next Issue
8 April 2004

Reports

1st Interim Re
12 May 2004

Annual Gene
Meeting

Next AGM
16 June 2004

Here you wil
- Future Financ
- Annual Repor

Additional in
- Quotes
- Share Develo
- Dividend



www.lufthan

programmes. Air China has already been a Lufthansa partner airline since the end of 2000.

Air transport initiative achieves initial results
Savings potentials amounting to double-digit millions on ground processes at Frankfurt Airport alone - this is one of the first measurable successes of the initiative "Air Transport for Germany". Results of the working groups were presented on 7 April. Following the identification of potentials, recommendations for action are now being prepared. The initiators want to continue to pursue their objectives and time schedule at the same pace.

Note:
The Lufthansa Group's results for the first quarter 2004 will be published on 12 May. On that date the Interim Report will also be available on the Internet.

The next **Investor Info** with the traffic figures for April 2004 is due on 10 May 2004.

Since 2004 figures include all the partner airlines that cooperate under the "Lufthansa Regional" banner. Backdated to 01 January 2003, Air Dolomiti was integrated into the Lufthansa Group, so that the figures are not entirely comparable with the previous year's published results.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

8 April 2004

Traffic Figures

Lufthansa Passenger Business Group*	**March 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	4,245	+ 12.6	11,375	+ 7.5
Available seat-kilometres (mio)	11,123	+ 8.3	31,784	+ 7.7
Revenue pax-kilometres (mio)	8,360	+ 13.7	23,085	+ 10.8
Passenger load factor (per cent)	75.2	+ 3.6P.	72.6	+ 2.0P.
Number of Flights	52,213	+ 12.8	146,951	+ 10.5

* Deutsche Lufthansa AG + Lufthansa Regional

Lufthansa Cargo AG	**March 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Cargo/mail in 1,000 tonnes	154	+ 5.8	414	+ 7.7
Available Cargo tonne-km (mio)	1,013	+ 3.9	2,697	+ 2.8
Revenue Cargo tonne-km (mio)	713	+ 7.1	1,857	+ 8.0
Cargo load-factor (%)	70.4	+ 2.1P.	68.9	+ 3.4P.
Number of Flights	2,127	+ 0.0	5,717	- 3.2

Lufthansa Group	**March 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Available tonne-kilometres (mio)	2,135	+ 6.5	5,882	+ 5.4
Revenue tonne-kilometres (mio)	1,555	+ 10.6	4,183	+ 9.5
Overall load factor (per cent)	72.9	+ 2.7P.	71.1	+ 2.6P.
Number of Flights	54,340	+ 12.2	152,668	+ 9.9

Europe (incl, Germany)	**March 2004**	**yoy %**	**cumulative 2004**	**yoy %**
Passengers in 1,000	3,346	+ 11.5	8,873	+ 5.9
Available seat-kilometers (mio)	3,501	+ 4.8	9,852	+ 2.5
Revenue pax-kilometers (mio)	2,195	+ 10.5	5,855	+ 6.0
Passenger load-factor (%)	62.7	+ 3.2P.	59.4	+ 1.9P.
Cargo/mail in 1,000 tonnes	70	+ 13.3	186	+ 11.0
Available Cargo tonne-km (mio)	113	+ 11.4	297	+ 2.8
Revenue Cargo tonne-km (mio)	53	+ 33.3	131	+ 17.4
Cargo load-factor (%)	46.5	+ 7.6P.	44.1	+ 5.5P.

America (North & South)	March 2004	yoy %	cumulative 2004	yoy %
Passengers in 1,000	458	+ 17.1	1,234	+ 14.2
Available seat-kilometers (mio)	3,985	+ 10.9	11,353	+ 11.4
Revenue pax-kilometers (mio)	3,301	+ 16.4	8,965	+ 14.2
Passenger load-factor (%)	82.8	+ 3.9P.	79.0	+ 2.0P.
Cargo/mail in 1,000 tonnes	36	- 6.2	99	+ 1.3
Available Cargo tonne-km (mio)	346	- 2.3	920	- 2.2
Revenue Cargo tonne-km (mio)	251	- 1.6	667	+ 1.7
Cargo load-factor (%)	72.5	+ 0.6P.	72.5	+ 2.8P.

Asia/Pacific	March 2004	yoy %	cumulative 2004	yoy %
Passengers in 1,000	283	+ 10.5	806	+ 7.4
Available seat-kilometers (mio)	2,701	+ 6.9	7,809	+ 6.7
Revenue pax-kilometers (mio)	2,184	+ 9.8	6,216	+ 7.6
Passenger load-factor (%)	80.8	+ 2.1P.	79.6	+ 0.7P.
Cargo/mail in 1,000 tonnes	39	+ 3.6	104	+ 6.4
Available Cargo tonne-km (mio)	472	+ 5.3	1,259	+ 5.7
Revenue Cargo tonne-km (mio)	356	+ 8.6	920	+ 10.2
Cargo load-factor (%)	75.4	+ 2.3P.	73.1	+ 2.9P.

Middle East & Africa	March 2004	yoy %	cumulative 2004	yoy %
Passengers in 1,000	154	+ 30.9	457	+ 24.2
Available seat-kilometers (mio)	932	+ 15.4	2,763	+ 15.6
Revenue pax-kilometers (mio)	678	+ 25.7	2,044	+ 21.0
Passenger load-factor (%)	72.7	+ 5.9P.	74.0	+ 3.3P.
Cargo/mail in 1,000 tonnes	9	+ 15.1	25	+ 17.1
Available Cargo tonne-km (mio)	82	+ 14.5	221	+ 8.4
Revenue Cargo tonne-km (mio)	54	+ 23.1	138	+ 18.9
Cargo load-factor (%)	66.0	+ 4.6P.	62.7	+ 5.5P.

Deutsche Lufthansa AG - Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail: investor.relations@dlh.de

8 April 2004

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News/Up to date Obligatory disclosures

Obligatory disclosures



8 April 2004

▹ **Shareholders' structure at 2 April 2004**

Publication
Pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.

As at 2 April 2004 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany 74.0 %
United Kingdom 9.3 %
United States 6.3 %
Belgium 3.1 %
Luxembourg 2.0 %
Switzerland 1.7 %
Other 3.6 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 5 April 2004

Deutsche Lufthansa Aktiengesellschaft
The Executive Board



News/Up to date Obligatory disclosures

Obligatory disclosures



5 April 2004

▷ **Shareholders' structure at 31 March 2004**

Publication
Pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listing Regulation.

As at 31 March 2004 the shareholders' structure of Deutsche Lufthansa AG by nationality was as follows:

Germany 74.6 %
United Kingdom 9.6 %
United States 6.2 %
Belgium 2.8 %
Luxembourg 1.8 %
Switzerland 1.4 %
Other 3.6 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 5 April 2004

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

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The Share Shareholders' structure

74.6 per cent of equity in German hands

Lufthansa's share capital of Euro 976,896,000 is divided into 381.6 million registered non-par value shares. About 440,000 shareholders are recorded in Lufthansa's shareholders' register.
41.9 per cent of Lufthansa's share capital is held by private stock owners, 58.1 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 74.6 per cent of Lufthansa share capital at 31 March 2004. Second with 9.6 per cent were shareholders from the UK followed by US investors with 6.2 per cent. The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure	
Free float	89.95 %
GENUJO Achte Beteiligungs GmbH	10.05 %

Shareholder structure by nationality	
Germany	74.60 %
Great Britain	9.55 %
USA	6.18 %
Belgium	2.80 %
Luxembourg	1.83 %
Switzerland	1.42 %
Other (144 countries)	3.61 %



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Lufthansa

Deutsche Lufthansa AG Financial Statements 2003

Advance copy

Embargo: 25 March 2004, 10:00 hrs a.m.

Contents

Management Report of Deutsche Lufthansa AG 2003

At the beginning of the financial year 2003 the world air traffic industry once again plunged into a deep crisis, a development which had already started to manifest itself in the fourth quarter of 2002. Whereas demand was initially depressed by the continuing slack macroeconomic momentum, especially in Germany, the negative effects were accentuated in March by the Iraq war and the effects of the SARS epidemic. Particularly the fear of SARS led to a slump in business on an unprecedented scale and in the months April, May and June brought demand for flights to Beijing, Hong Kong and Singapore virtually to a standstill.

In the further course of the year, too, the world economy failed to generate any noticeable dynamism. Although the economic data in the United States slowly brightened, this had no major impact on the labour market. In Asia growth impulses appeared after the SARS epidemic had been overcome. In the Euro area in general and Germany in particular – which are key markets for Lufthansa – the course of business remained unsatisfactory. For 2003 as a whole Germany recorded its first decrease in economic activity in ten years amounting to 0.1 per cent. The outcome over twelve months remained negative despite the slight upturn in the fourth quarter.

The weak overall economic setting, the steep rise in the number of unemployed and the excessively cautious pace of the political reforms process caused private consumer spending in Germany to fall by 0,1 per cent in real terms. The demand for private leisure travel was additionally dampened by the lingering fears of terrorist attacks and SARS. Business travel likewise undershot the prior-year level in the wake of the cost-saving programmes launched by many companies. This, together with the growing market presence of no-frills carriers and the strong Euro, had a negative impact on average yields. Consequently, traffic revenue declined by 3.0 per cent even though the number of passengers carried, at 37.6 million, was only barely down on the year. Only in the fourth quarter did Lufthansa again register rising booking numbers.

The difficult business environment rendered it impossible for Deutsche Lufthansa AG to post a positive operating result for the financial year 2003. Stringent investment and cost curbs limited the operating loss to –€69m, despite the lower capacity utilisation and falling average yields. In 2002 the company had earned a profit of €34 million.

Capacity utilisation down by 0.6 percentage point

In the financial year 2003 Deutsche Lufthansa AG carried 37.6 million passengers – 0.3 per cent fewer than in 2002. Even the cautious expansion of the flight programme by 2.1 per cent was not completely absorbed by the market. The sales volume grew by just 1.3 per cent, so that the passenger load factor fell slightly by 0.6 percentage points to 74.0 per cent. Supply was increased sharply in the traffic region North America, where correspondingly deep cuts in capacity had been made after 11 September 2001. Demand did not grow quite as fast, with the result that the seat load factor there dropped by 1.8 percentage points. In the smaller traffic regions Middle East and Africa, by contrast, the additional capacity was almost fully accommodated in the market.

Sharp pressure on average yields

Against the backdrop on a 1.3 per cent rise in the sales volume – measured in revenue passenger-kilometres – Lufthansa generated traffic revenue of €8.7bn, which was 3.0 per cent less than in 2002. This was caused by a fall of 4.3 per cent in average yields per revenue passenger-kilometre, reflecting the strength of the Euro but also the pressure on prices due to the fiercer competition.

Other turnover totalled €0.3bn and was likewise lower than the corresponding figure in the previous year. In particular, the other turnover components – income from sales commissions and ground handling services for other airlines – showed a marked year-on-year fall. Total turnover came to €9.1bn, which was 3.8 per cent less than in 2002.

Europe including Germany

In the overall traffic region Europe 27.7 million passengers flew with Lufthansa; this was 1.8 per cent fewer than in the previous year. While the capacity was cut back by 1.6 per cent, demand remained virtually unchanged, with the result that the passenger load factor improved by 1 percentage point to 63.9 per cent.

However, traffic revenue fell by 4.4 per cent over twelve months to €3.9bn owing to the negative trend in average yields.

North America

The number of passengers transported on the North American routes jumped by 10.6 per cent to 5.0 million. But as Lufthansa concurrently expanded available capacity by 12.0 per cent and the sales volume grew by the lesser margin of 9.5 per cent, the passenger load factor fell by –1.8 percentage points. With average yields subjected to strong pressure from exchange rate movements, traffic revenue totalled €2.1bn, or 3.1 per cent more than in 2002.

South America

In the South America traffic region the sales trend (–17.6 per cent) and capacity trend (–17.4 per cent) developed virtually in parallel. The passenger load factor consequently came to 77.8 per cent and thus remained at the previous year's very high level. The number of passengers carried receded by 16.9 per cent. Traffic revenue declined by 15.8 per cent in comparison with 2002 and totalled €0.2bn.

Middle East

Despite the Iraq war and the ongoing difficult political situation in the traffic region Middle East, Lufthansa managed to lift the passenger volume to 0.6 million, (+21.9 per cent) and pushed up traffic revenue by 15.1 per cent to €0.2bn. Sales did not quite grow at the same pace, with the consequence that the passenger load factor declined marginally to 70.5 per cent.

Africa

In the African traffic region Lufthansa expanded its available capacity only moderately in 2003 (in contrast to 2002) by 2.5 per cent. The market responded well to this extra supply, so that the capacity utilisation rate showed a slight improvement by 0.1 percentage points to 72.4 per cent. The number of passengers grew by 3.8 per cent to 0.9 million. Traffic revenue increased by as much as 5.7 per cent to €0.4bn.

Asia/Pacific

The Asia/Pacific traffic region suffered a severe setback in 2003 owing to the effects of the SARS epidemic. At the height of the crisis Lufthansa reduced the number of flights to Hong Kong from 13 to just one per week and simultaneously deployed smaller aircraft. Only after the WHO gave the all-clear in July did demand gradually begin to recover, thus enabling the supply cuts to be progressively reversed. In the aggregate – measured over the year as a whole – available capacity was still –4.5 per cent below the figure in 2002, while the sales volume declined by as much as –5.9 per cent, and the number of passengers contracted by –4.5 per cent. In the months April, May and June the fall in passenger numbers amounted to as much as 19 per cent. The passenger load factor deteriorated over the year as a whole by –1.3 per cent to 79.1 per cent. As average yields weakened at the same time, traffic revenue dropped by 7.7 per cent to €1.9bn.

Network result

The weak development of average yields also impaired the network result. Although it is positive, it is well down on 2002. Positive network contributions came from the traffic regions North America, Middle East and Asia/Pacific. The result from non-core business for the financial year 2003 was likewise again positive.

Cost and income trends

The decrease in total operating income of -2.6 per cent could not be offset by the rigorous cost management measures. Total operating expenses declined by only -1.6 per cent compared with 2002. Consequently, the result from operating activities before taxation as shown in the profit and loss account deteriorated by €103m compared with 2002, when a positive result of €34m had been posted. The operating loss for the year 2003 amounted to -€69m.

If the figures for the two financial years are adjusted, in particular, for the extraordinary items included in the overall result arising from asset disposals, the release of special items, extraordinary depreciation charges and the setting-up of voluntary provisions for maintenance as well as provisions for potential losses from uncompleted transactions, the year-on-year deterioration in the result adds up to -€264m.

The persistent strength of the Euro was another factor that had a negative impact on the result. Thus in 2003 currency-related losses adversely affected the operating result in the amount of -€253m.

The decline in turnover by -€358m or -3.8 per cent was accompanied by a fall in other operating income (before the release of special items with an equity portion) by -€153m or €11.5 per cent. In the financial year 2003 Lufthansa again generated book profits totalling €79m from the sale of three Airbus A340s and three Boeing 737s, whereas in 2002 only €3m of such income had been recorded. However, this income was offset by far lower write-backs of provisions to the extent of €87m (2002: €196m). Moreover, the exchange rate gains - stemming largely from exchange rate movements between the origination and settlement dates of transactions - totalling €369m were -€141m lower than in 2002.

The release of special items with an equity portion in the total amount of €376m (2002: €144m) contains the pro rata release of the special item relating to aircraft plus a premature write-back of an amount of €302m owing to the partial de-recognition by the tax authority auditors of special depreciation set up in previous years. Unscheduled depreciation charges on the aircraft concerned were set up in the same amount.

Total operating expenses came to €10.7bn (-1.6 per cent). Excluding the unscheduled depreciation charged as an offsetting item for the premature release of the special items with an equity portion in the amount of €302m, operating expenses would have been -4.4 per cent lower and operating income -5.3 per cent lower.

Looking at the individual expenditure items, the cost of materials showed the highest year-on-year rise of +4.8 per cent to reach €4.7bn. As in the previous year, Lufthansa's fuel bill came to almost €1.0bn. The marginally higher price hedging result and the stable consumption trend more or less cancelled out, while the price rise in terms of US dollars was neutralised by the countervailing exchange rate trend.

The volume of fees and charges was likewise similar to the prior-year level and thus kept a little below the growth in capacity. The two expense items together account for 57 per cent of the cost of materials.

By contrast, expenditure on bought in aero-engineering services was €1.1bn or 9.2 per cent higher than in 2002. Even after adjustment for additions to and utilisation of provisions for future maintenance measures contained in the figures for both years, the rise in maintenance costs would still have amounted to 7.7 per cent. This steep increase is due chiefly to commissioned work associated with the sale of aircraft and to a sharp rise in the number of technical modifications.

Chartering costs, too, went up considerably by €123m to €0.2bn. This was mainly attributable to the additional deployment of nine aircraft under operating lease agreements.

Personnel expenses were unchanged at €2.1bn. Although the annual average total number of employees grew by 0.5 per cent, the cost of wages and salaries decreased by 2.8 per cent despite the rise in collectively negotiated pay rates in 2003 for ground, cabin and cockpit staff. This shows the effects of the cost-cutting measures initiated in the spring of 2003: the reduction of working time for ground staff between 15 April and 31 August with a corresponding cut in pay, the short-time working for cabin crews between 1 April and 30 June and the recruitment freeze. Social security contributions and other pension costs, by contrast, rose by 7.5 per cent.

Disregarding the unscheduled depreciation as an offsetting item to the release of the special items with an equity portion, depreciation charges would have fallen by -24.6 per cent against 2002. The main reason for this is the curbing of capital expenditure. The year-by-year fall in depreciation rates associated with the declining-balance depreciation method was not offset by the first-time depreciation charges on eight newly acquired aircraft.

Other operating expenses dropped markedly by -€494m or -14.2 per cent and amounted to €3.0bn. Virtually all the expense items recorded under this heading fell in relation to 2002. The exchange rate losses from the change in currency parities between the origination and settlement dates and from valuation at the reporting date contained in this item dropped by -€193m to €0.5bn, while the cost of sales commissions declined by €155m to €0.7bn.

Financial result strongly under pressure

The financial result is marked by a negative contribution from subsidiaries and associated companies totalling -€1.0bn. The net interest balance was positive at €70m, whereas the write-down of investments came to -€159m. On balance this yields a negative financial result of -€1.1bn as compared with a positive financial result of a similar amount in the previous year.

The positive income from subsidiaries and associated companies recorded in 2002 (+€1.2bn) included capital gains of €0.4bn realised by Lufthansa Cargo AG from the disposal of an equity stake in DHL International Inc. as well as profits totalling €0.6bn from the intra-Group sale of capital interests in Lufthansa Systems GmbH and from the realisation of the second tranche of the disposal of GlobeGround GmbH, which was contained in the income contribution of Lufthansa Commercial Holding. The negative contribution from subsidiaries recorded in 2003 results almost exclusively from the loss sustained by LSG Holding AG amounting to -€1.0bn, which the parent company has to assume. The poor result situation of the US subsidiaries that has persisted since September 2001 led to a write-down of the corresponding equity book values at LSG Holding AG in the amount of €0.9bn.

The results of the other subsidiaries and associated companies more or less cancelled out.

The positive net interest result of €70m was virtually the same as the figure recorded for 2002.

The write-down of investments in the 2003 financial year came to -€159m (2002: -€80m). Of this sum, -€90m (2002: -€70m) related to the shareholding in British Midland plc. Additional impairments concerning long-term shareholder loans denominated in US dollars owing to the weak dollar exchange rate had to be made in 2003 totalling -€62m.

Adding the financial result to the result from operating activities produces a loss before taxation of -€1.2bn. After the deduction of taxes of -€64m, this leaves a net loss for the year of -€1.2bn. This loss is made good by withdrawing €0.5bn from the share premiums and €0.7bn from retained earnings, so that the bottom line balances to zero.

Operational cash flow totals €0.6bn

The operational cash flow, defined as the inflow of financial resources generated by current business activities, reached €0.6bn, which was half the amount generated in 2002 (€1.3bn).

In the financial year 2003 Lufthansa invested €1.3bn altogether, which was €0.2bn more than in 2002. €0.5bn of this total capital expenditure was invested in purchases of and down payments on aircraft. The Company spent €0.4bn on buying four Airbus A340-600s, one A300-600 and two CRJ-200s as well as repurchasing an Airbus A340-300 previously loaned under a financial lease. A further €0.1bn was spent on advance payments for aircraft.

Lufthansa granted a long-term loan to LSG Holding AG for €0.6bn which LSG used to repay part of the liabilities of its subsidiary SC International Services Inc. €0.1bn was expended on acquiring the remaining shares in Air Dolomiti S.p.A.

The capital expenditure undertaken in 2003 could not be fully financed out of the operational cash flow; the internal financing ratio reached only 49.3 per cent (2002: 116.6 per cent).

Balance sheet total shrinks to under €13bn

The balance sheet total shrank by -7.0 per cent to €12.8bn. This contraction was due to a reduction in current assets, whereas the fixed assets total remained unchanged. Within current assets, the liquid funds including securities held as current assets fell by €0.9bn. The two main reasons for this were the transfer of cash resources to LSG Holding AG for the purpose of redeeming external loans of its subsidiary and the repayment of leasing liabilities from bank deposits amounting to likewise €0.6bn.

With regard to the relative weights of the different categories of assets, a slight shift occurred in favour of fixed assets, which again make up 65.5 per cent of total assets (2002: 61.1 per cent).

On the liabilities side the business capital decreased by €1.7bn owing to the withdrawals from the reserves to offset the negative result of the year and the premature partial release of the special items with an equity portion and now amounts to €1.7bn. The business capital ratio fell by -11.4 percentage points to 13.4 per cent.

The capital resources available to the Company on a long-term basis likewise declined by -€1.6bn to €6.8bn. The share of long-term resources in the balance sheet total dropped from 60.6 to 52.8 per cent. 80.6 per cent of fixed assets (2002: 99.2 per cent) is covered by long-term funds.

The net assets of €0.6bn contained in the balance sheet of Deutsche Lufthansa AG at the end of 2002 were lowered further to €0.2bn by the end of 2003. After taking account of the present value of outstanding finance leasing instalments not shown on the balance sheet, the Company's net assets likewise stand at €0.2bn (2002: €0.4bn).

Major events after year-end closure

Lufthansa offered AK Industriebeteiligungs GmbH the option of acquiring a further 24.1 per cent of the shares in Eurowings. On 2 January 2004 AK Industriebeteiligungs GmbH stated its acceptance of this offer. The offer will become effective 90 days after receipt of the statement of acceptance, i.e. on 1 April 2004.

In January Lufthansa altered the structure of its regional network and put its co-operation with the partner airlines Eurowings, Augsburg Airways, Contact Air, Lufthansa CityLine and Air Dolomiti on a new footing. The aircraft of the partner airlines are now deployed on a "wet-lease" basis, meaning that Lufthansa defines the production platform and assumes the commercial risk. This is expected to yield cost savings amounting to a three-digit million total.

On 13 February 2004 Deutsche Lufthansa AG placed an equity package of 13.2 per cent in Amadeus Global Travel Distribution S.A. via the Madrid stock exchange. The 78 million A-shares were sold to institutional investors at a price of €5.05 per share. Lufthansa will receive income of €394m from this transaction. As a result, book profits of around €385m will accrue to Lufthansa Commercial Holding (LCH) in the current financial year which will be forwarded to the parent company by virtue of the subsidiary's profit transfer agreement. LCH's remaining stake in Amadeus has consequently fallen from 18.3 to 5.1 per cent.

At the end of 2003 Lufthansa announced its intention to introduce a net pricing model in Germany with effect from 1 September 2004. This new distribution model will abolish the current commercial representative status of the travel agencies and hence also the commissions which Lufthansa has paid them in the past. In future travel agencies will charge a service fee, to be set at their own discretion, for their mediation and consultation activities directly to the customer. Those travel agents which had not signed the new distribution contract by the deadline of 14 February 2004 have in the meantime received notice of termination of their distribution agreement. This ensures a uniform changeover to the new distribution model at the start of September. The restructuring of the distribution arrangements was approved by the big travel agency chains. However, smaller travel agents and the national associations that represent them have opposed the change and announced that they will file legal appeals.

System for the timely detection and management of risks

As an international airline Lufthansa is exposed both to general entrepreneurial risks and to industry-specific risks. Key areas of exposure are capacity and utilisation risks, strategy-related risks, political risks, operational risks, procurement risks, wage policy risks, IT risks plus financial and treasury management risks.

The risk management strategy of Deutsche Lufthansa AG permits the Company to exploit business opportunities that present themselves as long as the associated risks are an unavoidable component of value creation. Risk management is a fundamental element of all business processes and decisions.

The targeted management of entrepreneurial opportunities and business risks alike is part and parcel of Lufthansa's corporate strategy. Consequently, the Company's system for the timely detection and management of risks consists of a multiplicity of components that are systematically embedded in the entire organisational and operational structure of the Company and its Group enterprises. There is no autonomous organisational structure; instead, risk management is regarded as a prime responsibility of the managers of all business entities and of the process and project managers in the Group companies. One of their management responsibilities is to ensure that the staff are likewise integrated into the risk management system.

The Risk Management Committee makes sure that risks are identified and assessed continuously across functions and processes. It is responsible for the system's constant further refinement and for verifying its effectiveness. It reports regularly to the Executive Board. The Committee further develops the basic principles of risk policy and oversees their compliance. It also communicates the Company's risk policy, defines the documentation requirements and initiates any necessary reviews of specific aspects of the risk management system by the internal auditing department.

All major potential risks to the Company's profitability or basis of existence are documented in a risk map; this risk map is regularly updated and extended. Major risks are defined as dangers which per se – as-

suming a median probability of occurrence – might cause damage equal to at least one-third of the result necessary to maintain the Company's inherent value. Due account is taken of potential interdependencies between different risks.

The measures designed to ensure the timely detection, limitation and elimination of these risks within the framework of Lufthansa AG's risk management system are themselves regularly reviewed and reinforced. Over and above appropriate insurance solutions, countermeasures specific to each individual risk situation are envisaged for the purpose of limiting and overcoming risks. The experience following the events of 11 September 2001 and their ensuing consequences as well as of the Iraq war and the SARS epidemic in the year under review has confirmed the effectiveness of the existing risk management system.

An analysis of risks, together with possibilities of limiting and overcoming them, also forms an integral part of the Company's strategy development process and is incorporated into Operational Group Planning.

The independent auditing company PwC Deutsche Revision AG examined Lufthansa's system for the early detection of risks as part of its audit of the financial statements. The system meets the defined requirements.

Risks of future development

The effects of and fluctuations in global economic trends and the general macroeconomic setting have a fundamental impact on Lufthansa's situation and development.

The Iraq conflict, the outbreak of the SARS epidemic and the stagnating world economy seriously impaired the business activity of the airline industry in the financial year 2003. Lufthansa carried 37.6 million passengers, which was 0.3 per cent fewer than in 2002.

Despite an almost stable output trend and ongoing stringent cost management, however, Lufthansa was unable in 2003 to repeat the previous year's good result performance. This was due principally to a sharp fall in yields. This development was negatively affected by the strong Euro, price competition from the no-frills carriers in Europe and by the temporary collapse of the traditionally profitable Asian aviation market.

Cyclical and competitive risks

The course of business in the financial year 2003 shows clearly that the competitiveness of the air travel sector, heavily dependent as it is on the cyclical development of the overall economy, hinges on how flexibly an airline can react to changes in demand and in the competitive environment. The introduction of further flexibility into fixed cost items, especially personnel expenses, is a crucial requirement for this. This necessitates competitive pay settlements specific to each individual business segment to enable the Company to keep pace with the new challenges posed notably by no-frills carriers in Europe.

Besides adjustments of personnel costs, the changed competitive environment also requires a radical overhaul of production concepts to enable the Company to compete with the unit costs of the no-frills carriers and hence to be able to participate in the low-fare segment in the additionally generated demand for intra-European flights. These new concepts have been elaborated and will be implemented in 2004.

Following the example set by the no-frills carriers and in keeping with a general trend in the global air traffic industry, Lufthansa terminated the traditional commercial agent agreements with German travel agencies at the beginning of 2004 and in the second half of the year will switch to net pricing arrangements with its distribution partners. This will mean that in future the value added by the travel agencies will be remunerated – as it is already customarily in the USA – by the traveller and not by the airline. The potential consequences of the new model

on the travel agents' recommendation policy and practice vis-à-vis their customers as well as the degree of acceptance of the new model in Germany will be continuously monitored.

Furthermore, the safeguarding of profitable average yields requires offering business passengers a product and service profile that is qualitatively more clearly differentiated from the low-fare segment and meets business travellers' needs for a speedy ground service and comfortable flight conditions. In both continental and intercontinental traffic, therefore, marked improvements in the Business Class product have been adopted and communicated which will likewise be implemented in 2004. Together with the forecast improvement in the overall economy, this is expected to stimulate a perceptible increase in the demand for full-fare tickets.

Hedging the fuel price risk
Fuel consumption remains a major cost item for the entire air traffic industry. In the year under review it made up over 9.5 per cent of total operating expenses. Large swings in kerosene prices can have a significant impact on the operating result. The risk of unfavourable fuel price movements is limited by the use of various hedging instruments for the crude and heating oil market. Lufthansa AG's hedging strategy is aimed at neutralising the price risk of up to 90 per cent of anticipated fuel consumption in the following 24 months on a revolving basis. At the reporting date around 73 per cent of the anticipated fuel needs for the financial year 2004 was hedged. For around 36 per cent of the hedged requirements for 2004 the effect of the hedges against price increases is limited by offsetting transactions to an average crude oil price level of approximately USD30.5/bbl.

Capital market risks
Lufthansa's international business activities expose it to both exchange rate and interest rate fluctuations in the international money, capital and foreign exchange markets. Internal guidelines lay down that half the cost of US dollar-denominated investments in aircraft is to be hedged as soon as an outright purchase contract is signed. Hedging of the other half is undertaken depending on current market developments. A maximum of 75 per cent of the expected net payment flows in individual currencies are hedged for up to 36 months. Variable-rate interest payables are hedged up to 100 per cent.

This hedging strategy to limit the aforementioned price risks is laid down by the Executive Board of Deutsche Lufthansa AG. It is documented in internal guidelines; compliance with those guidelines is continuously monitored by the Group internal auditing department. Appropriate management and control systems are in place for ongoing risk measurement, surveillance and management. The Supervisory Board is regularly informed of the exposure positions and the hedging results achieved.

Note 15 to the financial statements of Lufthansa AG gives a detailed account of the state of the exchange rate, interest rate and fuel price hedging operations.

Liquidity risks
The intensity with which global economic and geopolitical crises, terrorism and epidemics can affect the air traffic industry highlights the risk of ensuring adequate liquidity reserves. Lufthansa has further improved its sophisticated financial planning systems. On the basis of multiyear plans and crisis simulations the level of the liquidity reserves considered necessary, defined as cash reserves plus free credit lines, has been adjusted accordingly and to date has not been undershot.

Infrastructure risks
The planned extension of the runway system at Frankfurt Airport assumes considerable importance for Lufthansa's long-term competitiveness. The state government of Hesse (in which Frankfurt is situated) has likewise expressed its assent to an extension of the runway system following the clear recommendation given by the "mediation group" of independent experts. The extension project is a key precondition for securing

Frankfurt Airport's future as an international air traffic hub. However, the operational restrictions that have meanwhile been introduced into the public debate on extending the airport would obstruct its efficient use. In particular, a practicable solution allowing a certain amount of night flights is crucial. If such a solution is not found, Lufthansa would have to refocus its flight schedule structure in the medium term on suitable alternative hubs.

Bottlenecks in the European air traffic control systems are continuing to cause substantial flight delays. The infra-structural shortcomings are burdening the profitability of all European airlines. In addition they are jeopardising the sector's ability to keep pace with the growing demand for air transport services. Together with other airlines, Lufthansa is therefore pressing the European Commission and the national governments to create an efficient system of air traffic control throughout Europe. Lufthansa has consistently underscored the importance of the infra-structural setting and has institutionalised this with the joint initiative "Air Traffic for Germany" with the respective partners – i.e. airports, air traffic control and public authorities.

Risks relating to the development of alliances

One of the mainstays of Lufthansa's commercial success is its integration into the world's leading airline partnership system, the Star Alliance. It offers its customers co-ordinated flight connections to 700 destinations in 128 countries. The loss-making situation in which many of the scheduled airlines world wide at present find themselves has, in the case of some of Lufthansa's partners, assumed proportions that threaten their existence. The key US partner United Airlines filed for protection from creditors in December 2002 with a view to achieving a restructuring under Chapter 11 of the US insolvency law. The Canadian partner Air Canada followed suit on 1 April of the year under review with a corresponding CCAA application under Canadian insolvency law. In both cases the restructuring process is still underway and has led to marked improvements in the airlines' cost structure. Lufthansa is closely monitoring developments at United Airlines and Air Canada and is actively supporting their restructuring measures in an advisory capacity. A long-term co-operation agreement has been signed with Air Canada which, subject to the approval of the Canadian insolvency court, will safeguard a continuation of the mutual collaboration. The Star Alliance's presence in the USA was additionally underlined by the decision to admit US Airways as a new member. It is anticipated that United Airlines and Air Canada will conclude their restructuring process and return to normal competitive operation in the course of 2004.

Insurance risks

The cost of insuring the fleet has surged dramatically following 11 September 2001 and since then has remained at a very high level. This is due to the huge additional premiums that are now being charged for insuring against the risk of war and similar events. Lufthansa is therefore monitoring the ongoing development of the existing models for insuring against terroristic risks closely. This requires intense co-operation between all market participants and the international community. Since March 2003 the Lufthansa fleet has had the renewed third-party liability cover of US$2bn. Lufthansa has taken out this insurance protection despite higher costs in order to avoid economic risks.

Risks relating to Group companies

Lower passenger volumes, a cutback in flight capacity and reductions of the in-flight service by US airlines in the wake of the terror assaults of 11 September 2001 have also heavily affected the air catering business of the LSG Sky Chefs group. Owing to the muted macroeconomic momentum in the United States and the crisis affecting the established airlines, the anticipated recovery of demand for air catering services has not

yet occurred. Despite capacity cuts and rigorous cost management it has so far not been possible to stabilise the results situation. LSG Holding AG has duly recognised this development and, after reviewing its overall investment in the LSG USA group, has written down the latter's stated value by a total of €940m. In addition, it has initiated steps to streamline its portfolio such as selling the US business segment Chef Solutions (prepared meals for retail outlets).

The cyclical uncertainties in Germany, the fall in households' average disposal income and the persisting fears of possible terrorist attacks weighed heavily on the leisure travel business of the Thomas Cook group. Excess hotel and airline capacities and the growing substitution of charter packages in favour of the individual assembly of holiday components via Internet pose new strategic challenges to the Thomas Cook group. Capacity adjustment measures were initiated with the sale of twelve Boeing 757-200 aircraft at the beginning of 2004 and a new management team is concerning itself with the group's strategic repositioning.

Other risks

Lufthansa has now settled the class action filed against 17 airlines in the USA in September 2002 regarding an alleged anticompetitive collusion in connection with a reduction of commission payments by concluding a compromise with the plaintiffs.

Outlook

For 2004 aggregate output is once again expected to grow in the world's major economic regions. According to the latest forecasts, the US economy is projected to expand by more than 4 per cent. But in Europe and Germany, too, moderate GDP growth of up to 2 per cent is currently anticipated.

Even if the expectations of an economic revival are confirmed and the growth is also beginning to have an impact on consumer behaviour, uncertainty remains concerning the scale and duration of the upturn. In particular, the overall economic upswing is dependent on the course of development in the USA. Other than that, it is difficult to estimate the further effects on the economy as a whole and on air traffic.

Lufthansa will therefore continue, as in 2003, to keep capacity tight and to orient it strictly to the trend in demand. At the same time the work on the project "Future European Operations" will be continued with full speed. The first measures aimed at enhancing the product and boosting productivity will be implemented already in the summer. The activities in the initiative "Air Traffic for Germany" and the "Concerted Campaign" are being vigorously continued. They are the basis for ensuring that Lufthansa will be able in the coming year, too, to participate in the growth in international air traffic and to defend its leading position in the industry.

The strategy of the Passenger Business segment is geared to returning to a path of value-creating production via productivity increases and product differentiation. This needs to be underpinned by an improvement in the underlying political and economic conditions in Germany.

The greater competition from the no-frills carriers will maintain the pressure on average yields in the continental air traffic segment. By contrast, it is unlikely that the effects of the emerging consolidation in the airline sector will make themselves felt already in the financial year 2004.

In the intercontinental segment the general economic upturn and the overcoming of SARS are leading to a return to the previous growth path, especially in the Asian-Pacific traffic region with its traditionally strong yields.

For 2004 Lufthansa AG anticipates a result above previous year's level.

of Deutsche Lufthansa AG
2003

Balance Sheet as of 31 December 2003

Assets	Notes	31.12.2003 € million	31.12.2003 € million	31.12.2002 € million
Intangible assets		58.4		56.6
Aircraft		3 433.1		3 918.7
Other tangible assets		67.7		73.0
Investments	4)	4 820.7		4 356.6
Fixed assets	3)		**8 379.9**	**8 404.9**
Stocks	5)	18.4		17.7
Accounts receivable	6)	640.6		594.6
Other receivables and other assets	6)	1 079.0		1 142.0
Securities	7)	702.0		600.5
Cheques, cash-in-hand, Bundesbank balances, bank balances	7)	1 861.6		2 874.5
Current assets			**4 301.6**	**5 229.3**
Prepaid expenses	8)		**114.5**	**130.0**
			12 796.0	**13 764.2**

Liabilities and shareholders' equity	Notes	31.12.2003 € million	31.12.2003 € million	31.12.2002 € million
Capital stock	9)	976.9		976.9
Share premiums	10)	300.0		809.2
Retained earnings	10)	402.2		1 116.4
Distributable earnings	28)	-		229.0
Shareholders' equity			**1 679.1**	**3 131.5**
Special items with an equity portion	11)		**64.5**	**440.2**
Provisions	12)		**5 939.0**	**5 633.2**
Bonds		895.4		883.3
Liabilities to banks		491.7		606.0
Payables to subsidiaries		2 024.1		930.0
Other liabilities		1 646.5		2 079.7
Liabilities	13)		**5 057.7**	**4 499.0**
Deferred income			**55.7**	**60.3**
			12 796.0	13 764.2

Profit and Loss Account for the Financial Year 2003

	Notes		2003 € million		2003 € million		2002 € million
Traffic revenue	16)		8 727.2				8 993.0
Other revenue	17)		342.8				435.4
Turnover					**9 070.0**		**9 428.4**
Other operating income	18)		1 550.7				1 471.7
Cost of materials	19)	-	4 649.7			-	4 434.9
Personnel expenses	20)	-	2 127.6			-	2 126.1
Depreciation	21)	-	917.3			-	815.7
Other operating expenses	22)	-	2 995.2			-	3 489.7
Operating profit				-	**69.1**	+	**33.7**
Income from subsidiaries and associated companies	23)	-	1 000.7			+	1 152.2
Net interest	24)	+	70.0			+	69.3
Write-down of investments and securities classified as current assets	25)	-	159.7			-	80.1
Financial result				-	**1 090.4**	+	**1 141.4**
Profit on ordinary activities before taxation				-	**1 159.5**	+	**1 175.1**
Taxes	26)			-	64.0	-	64.1
Net loss for the year (2002: net profit)	28)			-	**1 223.5**	+	**1 111.0**
Loss brought forward from previous year					-	-	797.2
Withdrawal of share premiums				+	509.2		-
Withdrawal of retained earnings				+	714.3		-
Transfers to retained earnings					-	-	84.8
Distributable earnings	28)				-	+	229.0

Deutsche Lufthansa AG Statement of Fixed Assets Movements 2003

Amounts in *Euro million*	Acquisitions/production costs					Accumulated depreciation						Book values	Book values
	as of Jan. 1, 2003	additions	disposals	transfers	as of Dec. 31, 2003	as of Jan. 1, 2003	of fiscal year	of disposals	write-ups	transfers	as of Dec. 31, 2003	as of Dec. 31, 2003	as of Dec. 31, 2002
I. Intangible assets													
1. Concessions, industrial and similar rights and assets and licences in such rights and assets	123.2	11.3	0.5	3.1	137.1	76.8	16.7	0.5	-	-	93.0	44.1	46.4
2. Advance payments	10.2	7.2	-	-3.1	14.3	-	-	-	-	-	-	14.3	10.2
	133.4	**18.5**	**0.5**	**-**	**151.4**	**76.8**	**16.7**	**0.5**	**-**	**-**	**93.0**	**58.4**	**56.6**
II. Aircraft													
1. Aircraft and accessories	9,900.6	416.3	242.2	185.7	10,260.4	6,498.1	879.8	179.8	-	-	7,198.1	3,062.3	3,402.5
2. Advance payments and plant under construction	516.2	40.3	-	-185.7	370.8	-	-	-	-	-	-	370.8	516.2
	10,416.8	**456.6**	**242.2**	**-**	**10,631.2**	**6,498.1**	**879.8**	**179.8**	**-**	**-**	**7,198.1**	**3,433.1**	**3,918.7**
III. Other tangible assets													
1. Real estate, leasehold rights and buildings including buildings on third party land	120.1	5.6	4.1	2.0	123.6	74.1	5.5	2.5	-	-	77.1	46.5	46.0
2. Office and other equipment	143.8	10.9	7.5	0.2	147.4	119.1	15.3	7.2	-	-	127.2	20.2	24.7
3. Advance payments and plant under construction	2.3	0.9	-	-2.2	1.0	-	-	-	-	-	-	1.0	2.3
	266.2	**17.4**	**11.6**	**-**	**272.0**	**193.2**	**20.8**	**9.7**	**-**	**-**	**204.3**	**67.7**	**73.0**
IV. Investments													
1. Shares in subsidiaries	1,987.0	104.1	-	21.0	2,112.1	394.2	-	-	-	-	394.2	1,717.9	1,592.8
2. Loans to subsidiaries	1,958.7	635.1	187.6	-	2,406.2	36.0	61.9	-	3.1	-	94.8	2,311.4	1,922.7
3. Other equity investments	757.7	0.0	0.0	-13.3	744.4	70.0	90.0	-	-	-	160.0	584.4	687.7
4. Loans to companies held as other equity investments	58.0	-	-	-	58.0	-	1.4	-	-	-	1.4	56.6	58.0
5. Securities	7.9	0.0	0.0	-	7.9	2.5	-	-	-	-	2.5	5.4	5.4
6. Other loans	213.2	75.8	12.0	-7.7	269.3	137.1	2.0	-	2.2	-	136.9	132.4	76.1
7. Prefinancing of leasehold	13.9	-	1.3	-	12.6	-	-	-	-	-	-	12.6	13.9
	4,996.4	**815.0**	**200.9**	**-**	**5,610.5**	**639.8**	**155.3**	**-**	**5.3**	**-**	**789.8**	**4,820.7**	**4,356.6**
Total fixed assets	**15,812.8**	**1,307.5**	**455.2**	**-**	**16,665.1**	**7,407.9**	**1,072.6**	**190.0**	**5.3**	**-**	**8,285.2**	**8,379.9**	**8,404.9**

Notes to Company Financial Statements 2003

1) Application of the Commercial Code	The financial statements of the Company (Deutsche Lufthansa AG) have been drawn up in accordance with the stipulations of the German Commercial Code and the German Stock Corporation Act. In the interests of clearer presentation, certain items which are grouped together in the balance sheet and the profit and loss account are shown and explained separately in the notes. Over and above the statutory classification system, the entry relating to aircraft is listed separately in order to improve the clarity of the financial statements.

2) Accounting and general valuation methods

Intangible assets and tangible assets are stated at their purchase or manufacturing costs less scheduled depreciation.

In-house exchange rates for foreign currencies are set monthly in advance according to the rates of exchange on international markets. These serve as the basis for converting foreign currency items to € in the month in which entries are made.

Accounts receivable/payable in foreign currency and receivables from/payables to subsidiaries in foreign currency, liquid funds and provisions are valued as at the balance sheet date. For all other receivables/liabilities in foreign currency the lower/higher of cost or market principle is observed by comparing the purchase cost with the value on the balance sheet date.

The cost of capital goods acquired from abroad - mainly aircraft invoiced in US dollars - is determined by translation according to the exchange rates in effect at the time of payment. Assets for which payments are hedged against exchange rate fluctuations are valued/devalued within the framework of separate valuation units.

Intangible assets

Acquired concessions and similar rights are generally depreciated at a rate of 20 per cent.

Tangible assets

Scheduled depreciation of tangible assets is based on the purchase and manufacturing costs depreciated over the asset's useful life. Advantage is taken of the simplification options permitted under tax law. Starting with the 1997 financial year, aircraft and accessories are likewise written down in the year of acquisition according to the half-year rule. Low-value assets are written off completely in the year of acquisition.

Aircraft

New aircraft are written down over 12 years to a residual book value of 15 per cent. As from the financial year 2000, aircraft deployed beyond the assumed useful life of 12 years are written down to a residual book value of 10 per cent. New aircraft to which the provisions of section 82f of the Income Tax Ordinance are no longer applicable are written down according to the declining-balance method and all others by the straight-line method. Aircraft acquired second hand are written off completely over 8 years by the declining-balance method.

Other tangible assets
Buildings are assigned a useful life of between 20 and 50 years. Buildings and installations on land belonging to third parties are written off according to the term of the lease or are assigned a lower useful life. Office and other equipment is written off under normal conditions in 3 to 14 years.

Office and other equipment acquired from the 1997 financial year is written down by the declining-balance method in accordance with the options under tax law; otherwise, office and other equipment is depreciated by the straight-line method.

Investments

Investments are stated at their purchase price with due consideration of necessary value adjustments.

Current assets

Raw materials and supplies are valued at acquisition costs, stock risks are provided for through appropriate mark-downs. Securities are shown at their purchase price with due account taken of any necessary value adjustments.

In addition to the individual value adjustments necessary for known risks applying to other current assets, sufficient provision is made for general credit risk through a write-down of each item by a standard amount.

Provisions

Provisions for pensions are shown at their going-concern value, which is calculated according to actuarial principles on the basis of the 1998 computation tables using an imputed interest rate of 6 per cent.

The valuation of other provisions takes into account all known risks judged on the basis of sound business practice.

Liabilities

Liabilities are shown at their repayment value or their present value.

Notes to Balance Sheet Items

3) Fixed assets

Changes in individual fixed asset items during the 2003 financial year are shown in a separate table.

Over and above the Company's own aircraft listed in the Statement of Fixed Assets Movements and the balance sheet, additional aircraft were chartered, in some cases complete with crews.

On top of this, the Company has long-term leasing contracts for two Airbus A321s, two Boeing 747-400s and two Airbus A340s.

4) Investments

The Company's principal equity investments are:

Company	Share in %	Equity capital € million		Earnings after taxes € million	
Lufthansa CityLine GmbH, Cologne	100	25.6	-	9.7	*)
Lufthansa Cargo AG, Kelsterbach	100	158.8	-	18.9	*)
Lufthansa Technik AG, Hamburg	100	368.6	-	54.9	*)
LSG Lufthansa Service Holding AG, Kriftel	100	314.2	-	963.9	*)
Lufthansa Systems Group GmbH, Kelsterbach	100	21.0	+	19.4	*)
Lufthansa Flight Training GmbH, Frankfurt/Main	100	20.5	+	7.6	*)
Lufthansa Commercial Holding GmbH, Cologne	100	142.5	+	22.9	*)
Delvag Luftfahrtversicherungs-AG, Cologne	100	19.6	+	3.6	*)
Lufthansa International Finance (Netherlands) N.V., Amsterdam	100	0.9	+	0.3	**)
Eurowings Luftverkehrs AG, Nuremberg	25	44.4	+	5.8	**)
Air Dolomiti S.p.A.L.A.R.E., Ronchi dei Legionari	100	43.0	+	4.3	**)
British Midland plc, Donnington Hall	30	39.5	+	2.8	**)
Thomas Cook AG, Oberursel	50	405.8	-	170.6	**)
Aircraft Maintenance and Engineering Corporation, Beijing	40	54.8	+	12.3	**)

*) before profit/loss transfer
**) provisional result
***) fiscal year 1 Nov. 2002 to 31 Oct. 2003
****) fiscal year 2002

All principal subsidiaries, joint ventures and associated companies are published in the Consolidated Financial Statements of Deutsche Lufthansa AG which are filed in the commercial register (HRB 2168).

Shareholdings are listed in full in the commercial register (HRB 2168).

5) Stocks

Stocks	31.12.03 € million	31.12.02 € million
Raw materials and supplies	5.3	6.5
Finished goods and merchandise	13.1	11.2
	18.4	**17.7**

6) Receivables and other assets

Receivables and other assets	31.12.03 € million	of which due after more than one year	31.12.02 € million
Accounts receivable	640.6	-	594.6
Receivables from subsidiaries	803.2	135.5	845.6
Receivables from companies held as other equity investments	50.6	0.4	30.2
Other assets	225.2	84.1	266.2
	1 719.6	**220.0**	**1 736.6**

7) Securities and liquid assets

Cash-in-hand and bank balances consist almost entirely of credit balances held with banks. Foreign currency balances not expected to be transferred in the foreseeable future are discounted by an appropriate mark-down and shown as other assets. Securities solely comprise other investments; they contain shares in three money market funds amounting to €500.0 million and four commercial paper issues amounting to €91.7 million as well as nine further fixed and variable-rate short-term securities holdings amounting to €110.3 million.

8) Prepaid expenses

This item contains prepaid instalments and interest in connection with finance leasing agreements for aircraft amounting to €86.0 million.

Liabilities and shareholders' equity

9) Capital stock

The Company's issued capital totals €976.9 million.

The issued capital is divided into 381,600,000 non-par registered shares, with each share representing €2.56 of issued capital.

A resolution passed by the ordinary Annual General Meeting on 19 June 2002 authorised the Executive Board, upon approval of the Supervisory Board, to increase the issued capital by up to €200 million through issuing new registered shares before and on 18 June 2007 (Authorised Capital A) in return for a cash or non-cash contribution. Shareholders may subscribe to this issue in principle. In the case of shares issued in return for a non-cash contribution, the subscription right may be excluded; in the case of shares issued in return for a cash contribution, fractional amounts may be excluded from the shareholders' subscription right.

At the same Annual General Meeting the Executive Board was authorised, upon approval of the Supervisory Board, to issue once only or repeatedly before and on 18 June 2007 bearer or registered convertible bonds and/or bonds with warrants totalling up to €1 billion, bearing maturities of up to 15 years. In this connection conditional capital exists to carry out a conditional increase in issued capital by €97,689,000 through issuing 38,160,000 new registered shares. The conditional increase in issued capital will be carried out only to the extent that the holders of convertible bonds or bonds with warrants exercise their conversion and/or option rights.

The Executive Board is additionally authorised, upon approval of the Supervisory Board, to increase capital by €25 million through issuing new registered shares to employees up to 15 June 2004 (Authorised Capital B) in return for a cash contribution. Shareholders may not subscribe to this issue.

With effect from 4 January 2002 Lufthansa AG issued a convertible bond in the amount of €750 million. Existing shareholders were not permitted to subscribe to this issue. A total of 750,000 convertible bonds were issued giving the holder the right to convert the bonds into up to 37,202,380 Lufthansa shares at a price of €20.16.

In the financial year 2003 the Company acquired a total of 1,595,270 shares of its own stock at an average price of €11.21. That corresponds to 0.42 per cent of the issued capital.
The shares were utilised as follows:

- 1,231,112 shares as an offer to staff employed by the Company and 30 subsidiaries and associates in respect of the 2002 profit-sharing scheme at a price of €11.06.
- 345,787 shares as part of the performance-based variable remuneration of the executives and staff paid at above-standard rates employed by the Company and 23 subsidiaries and associates at a price of €12.43. The Company and its Group companies have granted an outperformance option on these shares giving the beneficiary the right at the end of the programme to a cash payment depending on the performance of the Lufthansa share compared with that of an index of rival airlines.

18.371 shares were resold at an average price of €12.21. At the balance sheet date no own shares remained in the portfolio.

10) Reserves

The share premium account contains the premiums resulting from capital increases and the receipts from the issue of debt securities for conversion options to acquire Company shares.

The legally stipulated reserves contained in the retained earnings account continue to amount to €25.6 million; the remainder are other retained earnings.

To offset the net loss for the year, €509.2 million were withdrawn from the share premium account and €714.3 million from retained earnings.

11) Special items with an equity portion

The difference between the depreciation allowed under commercial law and that permitted by tax regulations is shown under special items with an equity portion. Section 82f of the Income Tax Ordinance permitted an extra depreciation allowance of up to 30 per cent of the acquisition costs of new aircraft to be claimed over and above scheduled depreciation. According to the results of the tax authority audit at the end of the 2003 financial year, section 82f of the Income Tax Ordinance is applicable only to aircraft acquired prior to 1 January 1995. Special items with an equity portion in the amount of €301.5 million set up in past years pursuant to section 82f of the Income Tax Ordinance in respect of aircraft acquired after that date were recognised in full in the profit and loss account as per 31.12.2003 as income resulting from the release of special items with an equity portion. This income is offset by unscheduled depreciation of the aircraft in question in an equal amount (see also notes 18 and 21).

The changes in the special items with an equity portion boosted the profit on ordinary activities before taxation by €74.3 million after taking account of the aforementioned unscheduled depreciation (in 2002 they increased the corresponding figure by €144.0 million) and lowered the net loss for the year by €74.3 million (in 2002 they increased the net profit by €144.0 million).

In addition, the special items with an equity portion relating to a tax-free reserve for the tax gains resulting from the Tax Relief Act 1999/2000/2002 were released as scheduled in the financial year 2003.

The income tax payable on release of the remaining special items will be spread over up to 3 years owing to the release period involved.

12) Provisions

Provisions	31.12.03 € million	31.12.02 € million
Provisions for pensions and similar obligations	2 856.9	2 574.6
Tax provisions	107.3	83.0
Provisions for unearned transportation revenue	1 097.8	1 173.6
Other provisions	1 877.0	1 802.0
	5 939.0	**5 633.2**

A company-based pension scheme was set up for employees working in Germany or seconded abroad following the Company's withdrawal from the public sector supplementary retirement pension scheme, VBL. The provisions for pensions further contain the transitional pension arrangements for flight personnel.

Other provisions mainly consist of funds earmarked for outstanding bills and credit memos, for personnel expenses, for anticipated losses related to uncompleted transactions, for rental and leasing commitments and for maintenance.

13) Liabilities

Liabilities	Due within one year € million	Due in later than five years € million	Total 31.12.03 € million	Total 31.12.02 € million
Bonds	-	645.4	895.4	883.3
Liabilities to banks	54.2	278.0	491.7	606.0
Advance payments received on account of orders	1.7	-	1.7	3.8
Accounts payable	517.7	-	517.7	586.6
Payables to subsidiaries	1 889.2	-	2 024.1	930.0
Payables to companies held as other equity investments	35.1	-	35.1	29.6
Other liabilities	405.4	531.6	1 092.0	1 459.7
of which for taxes	(32.3)	-	(32.3)	(32.5)
of which relating to social security obligations	(31.2)	(0.9)	(32.1)	(29.7)
	2 903.3	**1 455.0**	**5 057.7**	**4 499.0**

Payables to subsidiaries

The following bond, issued by Lufthansa International Finance (Netherlands) N. V., is outstanding:

Bonds		€ million
6¼ % bearer bonds dated	1986/2006	127.8

€124.7 million of the liabilities to banks is secured by aircraft.

Of the other liabilities, obligations arising from finance leases in the amount of €751.8 million are secured by related aircraft.

14) Contingent liabilities

Contingent liabilities	31.12.03 € million	31.12.02 € million
Relating to guarantees, bill and cheque guarantees	768.2	1 078.5
Relating to warranties	617.4	813.0
Relating to the posting of collateral for third-party liabilities	2.6	130.4

The amounts disclosed contain the sum of €629.3 million representing the assumption of co-debtors' guarantees in favour of North American fuelling and handling firms. Offsetting this amount are compensatory claims against the other co-debtors of €611.9 million. Owing to annual accounts still pending, the aforementioned amounts are to some extent provisional.

15) Other financial commitments

Commitment to order investments

As of 31.12.2003 the commitment to order investments in tangible fixed assets amounted to €3.7 billion. Of the resulting payment commitments, €1.3 billion is due in the years 2005 to 2008, €0.5 billion in the years 2009 to 2011 and €0.9 billion in the years 2012 to 2015.

Purchase contracts and put options written give rise to obligations to take over company shares totalling €286.7 million of which €85.2 million is due at the earliest in 2005.

Commitments from rent agreements

The business premises consist almost exclusively of rented property. Rent agreements are generally on a 5 to 10 year basis. The premises at Frankfurt Airport and Hamburg Airport are leased on a 30-year basis with pre-financing provided in part by Lufthansa. Total rent of approximately €206 million is paid each year.

Long-term finance leasing agreements for aircraft concluded up to the reporting date gave rise to charges of €52 million in the 2003 financial year which will fall in subsequent years to €15 million per annum.

Exchange rate, interest rate and fuel price hedging

As at 31.12.2003 the following exposures, mainly in the form of corridor options, existed from hedging operations designed to cover fluctuations in exchange rates, interest rates and fuel prices in US dollars:

Exchange rate hedges

USD 180.0 million	Short puts	at average €0.815	max. expiry 2004
USD 644.8 million	Forward purchases	at average €0.867	max. expiry 2005
JPY 23 261.4 million	Forward sales	at average €0.0096	max. expiry 2005
AUD 16.5 million	Forward sales	at average €0.597	max. expiry 2004
GBP 48.4 million	Forward sales	at average €1.571	max. expiry 2004
HKD 292.5 million	Forward sales	at average €0.122	max. expiry 2005
CHF 241.3 million	Forward sales	at average €0.683	max. expiry 2005
CAD 6.1 million	Forward sales	at average €0.631	max. expiry 2004
HUF 3 720.0 million	Forward sales	at average €0.004	max. expiry 2005
ZAR 7.5 million	Forward sales	at average €0.117	max. expiry 2004
SGD 11.4 million	Forward sales	at average €0.561	max. expiry 2004

These transactions are partly closed out by offsetting deals with Group companies/companies held as equity investments.

Interest rate hedges

€551.4 million	Swaps 2.56 % to 5.61 %	against 3 to12-month EURIBOR -2.39 % to +0.755 %	max. expiry 2014
€156.0 million	Swaps 1 to 6-month USD LIBOR +0.0 % to 0.75 %	against 3.375 % to 5.445 %	max. expiry 2012
€20.0 million	Swap 2.9575 %	against 3-month EURIBOR	expiry 2004
€40.0 million	Swaps 1 to 3-month EURIBOR +0.30 % to 0.85 %	against 5.125 % to 5.25 %	max. expiry 2004
€23.4 million	Swap 3-month EURIBOR +0.25 %	against 3-month USD LIBOR + 0.25 %	expiry up to 2004
€25.0 million	Swap 3-month EURIBOR +0.28 %	against 3-month EURIBOR + 0.09 %	expiry up to 2004
€12.3 million	Swaps 6-month USD LIBOR +0.60 %	against 6-month EURIBOR + 0.63 %	max. expiry 2014

These transactions are partly closed out by offsetting deals with Group companies.

Fuel price hedges

Hedging arrangements have been made for the financial year 2004 in the form of call options and corridor options, based on average prices. Provisions for anticipated losses related to these uncompleted transactions were not necessary at the balance sheet date.

As at the balance sheet date the price of approx. 73 % of the total anticipated fuel requirements for the year 2004 was hedged. For 36 % of the total needs in 2004 the impact of the hedging transactions against price rises is limited by offsetting transactions to an average price level for crude oil of approx. USD 30.5bbl.

Notes to Profit and Loss Accounts

16) Traffic revenue

Passenger traffic revenue by flight region	2003 € million	2002 € million
Europe	3 871.4	4 050.7
North America	2 131.7	2 068.0
Asia/Pacific	1 863.5	2 018.9
South America	249.7	296.4
Africa	366.3	346.6
Middle East	244.6	212.4
	8 727.2	**8 993.0**

Traffic revenue by flight type	2003 € million	2002 € million
Scheduled	8 290.0	8 559.4
Charter	437.2	433.6
	8 727.2	**8 993.0**

17) Other revenue

By type of activity	2003 € million	2002 € million
Ground services/ in-flight sales	135.0	151.3
Travel services (commissions)	197.4	269.6
Other	10.4	14.5
	342.8	**435.4**

77 per cent of other revenue was generated in Europe (2002: 87 per cent).

18) Other operating income

Other operating income	2003 € million	2002 € million
Income from release of special items with an equity portion	375.8	144.0
Proceeds from the sale of fixed assets	80.1	4.0
Exchange rate gains from foreign currency translation	368.9	510.0
Write-back of provisions	87.3	195.9
Redebiting of charges for computerised distribution systems	30.7	31.3
Revenue from the redebiting of accounts payable	106.4	110.3
Services rendered for Group companies	65.2	63.8
Hiring out of staff	42.7	36.5
Payments received for damages	10.1	52.9
Rental income	19.9	20.7
Counterpart for utilisation of provisions	36.0	25.5
Other miscellaneous operating income	327.6	276.8
	1 550.7	**1 471.7**

€59.6 million of the release of special items relates to the so-called reflux, meaning the annual release over the depreciation period of special tax depreciation allowances for newly purchased aircraft and €301.5 million relates to special items set up in previous years for aircraft acquired after 31.12.1994 (see note 11). In addition €14.5 million of the special reserves was released as scheduled owing to aircraft disposals pursuant to section 82f of the Income Tax Ordinance and €0.2 million was released out of the tax-free reserve in accordance with the Tax Relief Act 1999/2000/2002.

19) Cost of materials

Cost of materials	2003 € million	2002 € million
Aircraft fuel	1 016.2	1 011.7
Other expenses for raw materials, supplies and goods purchased	58.0	57.2
Expenses for services purchased	3 575.5	3 366.0
	4 649.7	**4 434.9**

20) Personnel expenses

Personnel expenses	2003 € million	2002 € million
Wages and salaries	1 489.8	1 532.7
Social security contributions and other pension costs	637.8	593.4
of which for retirement pensions	(398.4)	(370.0)
	2 127.6	**2 126.1**

Average number of employees	2003	2002
Ground staff	15,472	15,588
Flight crews	16,156	15,898
Trainees	263	250
	31,891	**31,736**

21) Depreciation

The scheduled depreciation of intangible assets, aircraft and other tangible assets is detailed in the Statement of Fixed Assets Movements.

An unscheduled depreciation charge of €301.5 million was made on aircraft acquired in the years 1995 to 1998. This was due to the adjustment to the results of the tax authority audit through the retrospective recognition of declining-balance depreciation on the aircraft concerned (see note 11).

An unscheduled depreciation charge of €9.6 million was made on four B747-200 aircraft owing to permanent impairment of value pursuant to section 253 (2) sentence 3 of the Commercial Code.

22) Other operating expenses

Other operating expenses	2003 € million	2002 € million
Sales commissions to agencies	700.0	855.0
Rents and maintenance costs	264.2	268.7
Expenditure on computerised distribution systems	200.9	218.5
Instalment payments for aircraft acquired under financial lease	52.3	86.2
Advertising and sales promotion costs	128.2	128.5
Exchange rate losses from foreign currency translation	543.4	736.2
Payment system expenses (esp. for credit card commissions)	84.6	90.7
Insurance expenses for flight operations	77.3	91.3
Travel expenses	133.5	146.3
Audit, consulting and legal fees	43.7	61.0
Other miscellaneous operating expenses	767.1	807.3
	2 995.2	**3 489.7**

23) Income from subsidiaries and associated companies

Income from subsidiaries and associated companies	2003 € million	2002 € million
Income from profit transfer agreements with subsidiaries	84.2	1 208.1
Expenses due to transfer of losses	-1 089.6	-61.2
Income from other equity investments	4.7	5.3
of which from subsidiaries	(1.3)	(0.0*)
	-1 000.7	**1 152.2**

* less than €0.1 million

Income/expenses from profit/loss transfer agreements include subsidiaries' tax contributions/tax credits.

24) Net interest

Net interest	2003 € million	of which subsidiaries € million	2002 € million	of which subsidiaries € million
Income from other investments and long-term loans	107.2	97.5	116.3	107.0
Other interest and similar income	102.0	29.6	85.6	28.0
Interest and other similar expenses	-139.2	-44.7	-132.6	-41.2
	70.0	**82.4**	**69.3**	**93.8**

25) Write-down of investments and securities classified as current assets

An unscheduled write-down of €90.0 million was made on the shareholding in British Midland plc, Donnington Hall owing to a lasting fall in profitability pursuant to section 253 (2) sentence 3 of the Commercial Code.

An unscheduled write-down of €61.9 million was made on a US dollar loan granted to LSG Service Holding AG, Kriftel owing to a permanent fall in the exchange rate parities pursuant to section 253 (2) sentence 3 of the Commercial Code.

26) Taxes

Taxes on income	2003 € million	2002 € million
Income tax	40.6	42.6
Write-back of tax provisions	-0.9	-2.4
Refunds for previous years	0.0*	-4.2
	39.7	**36.0**

* less than €0.1 million

Other taxes	2003 € million	2002 € million
Tax expenses	32.0	28.6
Write-back of tax provisions/ tax liabilities	-7.3	-0.3
Refunds for previous years	-0.4	-0.2
	24.3	**28.1**
Taxes	**64.0**	**64.1**

Income is indicated by a minus sign.

27) Supervisory Board and Executive Board

The members of the Supervisory Board and the Executive Board are listed on page 34. In the 2003 financial year the members of Lufthansa's Executive Board solely received fixed remuneration amounting to €1.8 million. In 2003 members of the Executive Board also participated in the option programme for executives described in note 9. In the context of this programme three members of the Executive Board purchased or acquired 9,242 Lufthansa shares via the stock market at a closing price of €12.43 and with the discount of €0,056 million which is customary under the programme. As at 31.12.2003 additional €0,035 million were set aside for claims arising from the 2002 option programme. In addition, €0,025 million was paid to one member of the Executive Board in the financial year 2003 as option premiums under the 2000 option programme for executives.
The remuneration granted to members of the Supervisory Board solely comprises fixed remuneration amounting to €0,551 million. The fixed remuneration includes benefits from concessionary travel in line with the appropriate IATA regulations.

Provisions for pensions for former members of the Executive Board and their surviving dependants amount to €31.9 million. Current remuneration came to €3.1 million.

28) Proposed appropriation of distributable earnings

The net loss for the year of €1,223.5 million was offset by withdrawing €509.2 million from the share premium account and €714.3 million from retained earnings.

29) Declaration of compliance pursuant to section 161 of the German Stock Corporation Act

The declaration of compliance with the German Code of Corporate Governance required under section 161 of the German Stock Corporation Act has been duly made by the members of the Executive Board and Supervisory Board and made available to the shareholders.

Cologne, 16 January 2004

Deutsche Lufthansa Aktiengesellschaft

The Executive Board

Audit opinion[1]

We have audited the annual financial statements of Deutsche Lufthansa AG, Cologne, including the accounting records and the management report, for the financial year which ran from 1 January to 31 December 2003. The accounting records and the compilation of the annual financial statements and the management report in accordance with German commercial law, as well as the supplementary rules under the Company's articles of association, are the responsibility of the Company's Executive Board. Our duty is to express an opinion, based on our audit, on the annual financial statements, including the accounting records, and on the management report.

We have carried out our audit of the annual financial statements pursuant to section 317 of the German Commercial Code and in accordance with German auditing standards as laid down by the German institute of chartered accountants and external auditors IDW. Those standards require that we plan and carry out the audit so as to be able to identify with reasonable assurance any inaccuracies and infringements which materially affect the impression of the Company's net worth, financial position and results as conveyed by the annual financial statements, in compliance with German accounting standards, and by the management report. In planning the audit operation due account is taken of knowledge concerning the Company's business activity and the economic and legal setting in which it operates and of expectations of possible errors. The effectiveness of the Company's accounting-related internal control system and the documentary evidence for the entries in the accounting records and the details contained in the annual financial statements and the management report are verified in the audit primarily by sampling. The audit includes an assessment of the accounting principles employed by the Company and of the basic estimations made by the Executive Board as well as an evaluation of the overall presentation of the annual financial statements and the management report. We believe that our audit provides a reasonable basis for our assessment.

Our audit gave rise to no objections.

In our opinion, the annual financial statements present a true and fair view of the Company's net worth, financial position and results in compliance with German accounting standards. The management report provides a fair understanding of the Company's situation and accurately portrays the risks inherent in its future operations.

Düsseldorf, 9 March 2004

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Pape	Dr. Husemann
Wirtschaftsprüfer	Wirtschaftsprüfer

(1) Translation of the Bestätigungsvermerk

Supervisory Board

Dr. Wolfgang Röller
Honorary Chairman
of the Supervisory Board,
Dresdner Bank AG
Honorary Chairman

Members with voting rights

Dr. Klaus G. Schlede
Former Deputy Chairman
of the Executive Board
Deutsche Lufthansa AG
(Chairman until 18 June 2003)

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber
Former Chairman of the
Executive Board
Deutsche Lufthansa AG
Chairman
(from 18 June 2003)

Frank Bsirske
Chairman of ver.di
Employee representative
Deputy Chairman

Dr. Josef Ackermann
Speaker of the Executive Board
Deutsche Bank AG
(from 18 June 2003)

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board
Deutsche Bank AG
(until 18 June 2003)

Manfred Calsow
Business economist
Employee representative
(from 18 June 2003)

Dr. Gerhard Cromme
Chairman of the Supervisory Board
ThyssenKrupp AG

Michael Diekmann
Chairman of the Executive Board
Allianz AG
(from 18 June 2003)

Dipl.-Vwt. Jürgen Erwert
Administrative staff member
Employee representative
(from 18 June 2003)

Herbert Flickenschild
Purser
Employee representative
(until 18 June 2003)

Peter Geisinger
Captain
Employee representative

Robert Haller
Administrative staff member
Employee representative
(from 18 June 2003)

Ulrich Hartmann
Chairman of the Supervisory Board
E.ON AG

Roland Issen
Former head of German Union of
Salaried Employees (DAG) Employee
representative
(until 18 June 2003)

Dr. Otto Graf Lambsdorff
Lawyer
Honorary President of Deutsche
Schutzvereinigung für
Wertpapierbesitz e.V.

Eckhard Lieb
Engine mechanic
Employee representative
(until 18 June 2003)

Franz-Eduard Macht
Administrative staff member
Employee representative
(until 18 June 2003)

Franz Ludwig Neubauer
Former Chairman of the
Executive Board
Bayerische Landesbank
(until 18 June 2003)

Ilona Ritter
Union Secretary ver.di
Employee representative

Willi Rörig
Administrative staff member
Employee representative

Werner Schmidt
Chairman of the Executive Board
Bayerische Landesbank
(from 18 June 2003)

Jan G. Stenberg
Former President and Chairman of
the Executive Board SAS
(until 18 June 2003)

Dr. Alfons Titzrath
Former Chairman of the Supervisory
Board
Dresdner Bank AG
(until 18 June 2003)

Mirco A. Vorwerk
Purser, Chairman of UFO
Employee representative
(from 18 June 2003)

Patricia Windaus
Flight attendant
Employee representative

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee
Henkel KgaA

Dr. Michael Wollstadt
Administrative staff member
Employee representative

Dr. Klaus Zumwinkel
Chairman of the Executive Board
Deutsche Post AG

Executive Board

Wolfgang Mayrhuber
Chairman of the Executive Board and
Chief Executive Officer
(from 18 June 2003)
Deputy Chairman of the
Executive Board
Chief Executive Officer
Passenger Airlines
(until 18 June 2003)

Dr. Karl-Ludwig Kley
Member of the Executive Board
Chief Financial Officer

Stefan Lauer
Member of the Executive Board
Chief Executive Aviation Services
and Human Resources

Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber
Chairman of the Executive Board and
Chief Executive Officer
(until 18 June 2003)

Other mandates of the Supervisory Board members of Deutsche Lufthansa AG

Dr. Wolfgang Röller

a) HeidelbergCement AG (Chairman of the Supervisory Board)

Dr. Klaus G. Schlede

a) Deutsche Postbank AG
Deutsche Telekom AG
Gerling-Konzern Globale Rückversicherungs-AG (until 31.12.2003)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber

a) Allianz Lebensversicherungs-AG
Bayer AG
Deutsche Bank AG
Deutsche Post AG
Thomas Cook AG (Chairman of the Supervisory Board)
Voith AG

b) Loyalty Partner GmbH[1] (Chairman of the Supervisory Board)
Tetra Laval Group, Pully (CH)

Frank Bsirske

a) RWE AG (Deputy Chairman of the Supervisory Board)
DAWAG - Deutsche Angestellten-Wohnungsbau AG

Dr. Josef Ackermann

a) Bayer AG
Linde AG
Siemens AG

Dr. Rolf-E. Breuer

a) Bertelsmann AG
Deutsche Bank AG (Chairman of the Supervisory Board)
Deutsche Börse AG (Chairman of the Supervisory Board)
E.ON AG

b) Compagnie de Saint-Gobain S. A. (Board of Directors)
Kreditanstalt für Wiederaufbau (Board of Directors)
Landwirtschaftliche Rentenbank (Board of Directors)

Manfred Calsow

a) Lufthansa Technik AG[1] (Deputy Chairman of the Supervisory Board)

Dr. Gerhard Cromme

a) Allianz AG
Axel Springer Verlag AG
E.ON AG
Ruhrgas AG
Siemens AG
ThyssenKrupp AG (Chairman of the Supervisory Board)
Volkswagen AG

b) BNP Paribas S.A., France
Suez S.A., Paris (Board of Directors)

Michael Diekmann

a) Allianz Dresdner Asset Management GmbH[2] (Chairman of the Supervisory Board)
Allianz Lebensversicherungs-AG[2] (Chairman of the Supervisory Board)
Allianz Versicherungs-AG[2] (Chairman of the Supervisory Board)
BASF AG
Dresdner Bank AG[2] (Chairman of the Supervisory Board)
Linde AG

b) Allianz of America, Inc.[2] (Chairman)
Allianz Insurance Ltd., South Africa
Assurances Générales de France[2] (Vice President)
Riunione Adriatica di Sicurtà S.p.A.[2] (Vice President)

Ulrich Hartmann

a) Deutsche Bank AG
E.ON AG (Chairman of the Supervisory Board)
Hochtief AG
IKB Deutsche Industriebank AG (Chairman of the Supervisory Board)
Münchener Rückversicherungs-Gesellschaft AG (Chairman of the Supervisory Board)

b) ARCELOR, Luxembourg (Board of Directors)
Henkel KGaA (Proprietors' Committee)

Roland Issen

a) DAWAG - Deutsche Angestellten-Wohnungsbau AG

b) Vermögensverwaltung der DAG GmbH
(Member of Assembly of Proprietors)

Dr. Otto Graf Lambsdorff

a) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG
HSBC Trinkaus & Burckhardt KGaA
IVECO Magirus AG (Chairman of the Supervisory Board)
NSM-Löwen Entertainment GmbH (Chairman of the Supervisory Board)

Franz Ludwig Neubauer

a) Deutsche Kreditbank AG (Honorary Member)
HVB Real Estate Bank AG

Ilona Ritter

a) Lufthansa CityLine GmbH[1]

Willi Rörig

a) Lufthansa Cargo AG[1] (Deputy Chairman of the Supervisory Board)

Werner Schmidt

a) Deutsche Kreditbank AG[3]
Drees & Sommer AG
Herrenknecht AG (Deputy Chairman of the Supervisory Board)
Jenoptik AG
Wieland-Werke AG

b) Bank für Arbeit und Wirtschaft AG, Vienna (Deputy Chairman of the Supervisory Board)
DekaBank Deutsche Girozentrale AdöR (Board of Directors)
Landesbank Saar AdöR[3] (Deputy Chairman of the Board of Directors)
LB (Swiss) Privatbank AG, Zurich[3] (Chairman of the Board of Directors)
Liquiditäts-Konsortialbank GmbH (Deputy Member of the Board of Directors)

Jan G. Stenberg

b) B2 Bredband AB, Sweden (Chairman of the Board)
Cygate AB, Sweden (Chairman of the Board)
Nera ASA, Norway
Service Factory AB, Sweden (Chairman of the Board)
Spring Mobil AB, Schweden (Chariman of the Board)
Stepstone ASA, Norway (Chairman of the Board)

Dr. Alfons Titzrath

a) Celanese AG

Dr. Hans-Dietrich Winkhaus

a) BMW AG
Degussa AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman of the Supervisory Board)

b) Henkel KGaA (Proprietors' Committee)

Dr. Klaus Zumwinkel

a) Allianz Versicherungs-AG (until 31.12.2003)
Deutsche Postbank AG[4] (Chairman of the Supervisory Board)
Deutsche Telekom AG (Chairman of the Supervisory Board)
KarstadtQuelle AG

b) C.V. International Post Corp. U.A. (Deputy Chairman of the Board)
Morgan Stanley (Board of Directors) (from 7.1. 2004)

Mandates of the Executive Board members of Deutsche Lufthansa AG

Wolfgang Mayrhuber

a) Eurowings Luftverkehrs AG
LSG Lufthansa Service Holding AG[1]
Lufthansa Cargo AG[1]
Lufthansa CityLine GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Technik AG[1]
RWE Systems AG (until 31.12.2003)
Thomas Cook AG
Münchener Rückversicherungs-Gesellschaft AG

b) HEICO Corp., Florida (Board of Directors)

Dr. Karl-Ludwig Kley

a) Delvag Luftfahrtversicherungs-AG[1] (Chairman of the Supervisory Board)
Gerling Firmen- und Privat-Service AG (until 31.12.2003)
LSG Lufthansa Service Holding AG[1]
Lufthansa AirPlus Servicekarten GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1]
Lufthansa Technik AG[1]
Thomas Cook AG (until 06.11.2003 and again from 23.01.2004)
Vattenfall Europe AG
Westdeutsche Landesbank AG

b) Amadeus Global Travel Distribution S. A., Madrid (Chairman of the Board of Directors)
KG Allgemeine Leasing GmbH & Co. (Board of Directors)

Stefan Lauer

a) LSG Lufthansa Service Holding AG[1] (Chairman of the Supervisory Board)
Lufthansa Cargo AG[1] (Chairman of the Supervisory Board)
Lufthansa Systems Group GmbH[1] (Chairman of the Supervisory Board)
Lufthansa Technik AG[1] (Chairman of the Supervisory Board)

b) AMECO Corp., Beijing (Deputy Chairman of the Board of Directors)
Landesbank Hessen-Thüringen Girozentrale (Board of Directors)
Lufthansa Flight Training GmbH[1] (Chairman of the Supervisory Board)
Universitätsklinikum Marburg (Supervisory Board)

a) Membership of supervisory boards required by law
b) Membership of comparable supervisory bodies at companies in Germany and abroad
[1] Company in which Deutsche Lufthansa AG has a controlling interest
[2] Company in which Allianz AG has a controlling interest
[3] Company in which Bayerische Landesbank has a controlling interest
[4] Company in which Deutsche Post AG has a controlling interest

Published by:
Deutsche Lufthansa AG, Von-Gablenz-Str. 2-6, 50679 Köln
Entered in the Commercial Register of Cologne District Court
under HRB 2168

Contact:
Annual Reports and Interim Reports both in German and English
are available from our Internet order service –
www.lufthansa-financials.com – or from:
Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Str. 2-6, 50679 Köln
Telephone: + 49 221 826-39 92 or –26 31
Fax: + 49 221 826-36 46 or –22 86
e-mail: CGNIRAW@dlh.de

For further information please contact:
Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser
Telephone +49 221 826-24 44 or +49 69 696-9 43 56
Fax +49 221 826-22 86 or +49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Telephone +49 69 696-64 70 or –9 09 97
Fax +49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Extensive financial information including annual report of the
Lufthansa Group and inter reports are avaible on the Internet:
www.lufthansa-financials.com

These Financial Statements 2003 of Deutsche Lufthansa AG are a translation
of the original German Deutsche Lufthansa AG Jahresabschluss 2003.
Please note that only the German version is binding under law.

**All contents not to be released before:
March 25, 2004 – 10.00 a.m.**

Lufthansa Annual Press and Analysts' Conference 2004

Contents

Annual Press and Analysts' Conference

Podium:

Wolfgang Mayrhuber, Chairman of the Executive Board and CEO

Dr. Karl-Ludwig Kley, Member of the Executive Board and CFO

Klaus Walther, Senior Vice President Corporate Communications

Ulrike Schlosser, Senior Vice President Investor Relations

Contact:

For journalists:

Deutsche Lufthansa AG
Corporate Communications
Tel.: +49 69 / 696 - 2999
Fax: +49 69 / 696 - 95428

For analysts:

Deutsche Lufthansa AG
Investor Relations
Tel.: +49 69 / 696 - 6470 or - 90997
Fax: +49 69 / 696 - 90990

Frankfurt, March 25, 2004

Mayrhuber: Lufthansa on course, but still a long way to go

Significantly higher operating profit and positive net result expected for 2004

Lufthansa has stayed on course and again demonstrated its stability in the turbulent year 2003. "Thanks to our flexibility we were able to progressively recover from a record loss in the first quarter to post an operating profit of €36m for the full year," Lufthansa's Chairman of the Executive Board and CEO Wolfgang Mayrhuber said today on presenting the company's annual financial statements. "The weak macroeconomic momentum, the war in Iraq and SARS squeezed demand, further increased price pressures and severely depressed our result. We nonetheless managed to half our indebtedness." Mayrhuber expressed optimism: "The goal is clear, the strategy is correct, we are on course, but there is still a long way to go before we reach our destination."

"We have retrenched and restructured, developed innovations for the customer and invested in the future. Lufthansa has mastered the crisis," Wolfgang Mayrhuber said. "We have won awards, we have gained new customers and strategic business partners, we have attained very positive customer ratings and we have again outperformed the German stock index DAX in what was a crisis-ridden year. We are proud of these achievements." The Lufthansa CEO added, however, that he was naturally not satisfied with the result for the year 2003. "In order to generate profitable growth and offer our staff secure jobs and future prospects, we have to lastingly improve our efficiency and profitability. That is also something which all of our shareholders expect."

The segments Passenger Business, Logistics, MRO and IT Services posted positive segment results. But LSG Sky Chefs and Thomas Cook were hit particularly hard by last year's crises. "Thomas Cook's priorities must be to minimise the losses, put in place a competitive cost structure and return to profitability," Mayrhuber said. The LSG group had faced massive slumps, especially in its main market of the USA. He cautioned that it would be wrong, however, to focus exclusively on the current performance: in the past the company had achieved good returns over many years. "And we want to resume that track-record. LSG is currently undertaking a mammoth cost-cutting programme, the entire organisation is being redimensioned," the Lufthansa Chairman informed his audience. "In future we shall concentrate on the business we do best: airline catering. All other operations will be subjected to a strategic review. In the case of Chef Solutions talks are in full swing with potential buyers."

Lufthansa has critically re-examined the book values of its goodwill and tangible fixed assets, cleaned up its consolidated balance sheet and made unscheduled amortisation and depreciation charges totalling €783m, largely in respect of the LSG Sky Chefs group. This leaves Lufthansa with a bottom-line result of -€984m. This means that Lufthansa cannot pay a dividend for 2003.

However, neither this result nor the serious situation of LSG Sky Chefs and Thomas Cook warrants calling the strategy into question. "The aviation group is alive," Wolfgang Mayrhuber said, "and where there is life there are also changes." The aviation group will continue to orient itself to economic and strategic criteria, the Lufthansa Chairman commented. "That is the successful consequence of this strategy." It was only the Group's reorganisation into business segments that had brought transparency and established market relationships between internal customers and suppliers. That had widened the action radius, encouraged entrepreneurial thinking and behaviour and enabled the individual companies to become global market leaders. Consequently, the aviation group's individual business segments can now be given a market value and are open to capital participations. In future Lufthansa's portfolio management strategy will also focus more on the respective core business. "We shall continue to manage our equity portfolio actively and more selectively and to strengthen the individual core competencies in our business segments," Mayrhuber announced. "Our aviation group is stable but not static."

According to Mayrhuber, success crucially requires flexibility in managing changes: "We need to respond quickly, innovate, keep close to the customer and simultaneously lower costs in order to be successful." The Chairman promised that Lufthansa will continue to offer its customers a wide product portfolio ranging from the Lufthansa First Class cabin, the Executive Jet service, Lufthansa Classic on the European continental routes, Lufthansa Regional, charter services up to "bargain offers". "Profitable growth occurs through product differentiation. Quality and innovation, safety and reliability remain hallmarks of Lufthansa and will be the guarantor of our Group's success in future, too," the Lufthansa CEO summed up.

Equally forward-looking elements for all the Group's companies are strategic alliances and partnerships. Lufthansa Passenger Airlines is well positioned with the Star Alliance. On 1 April Lufthansa will increase its stake in Eurowings from 24.9 per cent to 49 per cent, thus affirming the airline's important role in Lufthansa's regional network.

Lufthansa began the year 2004 in optimistic mood. The Group will resolutely implement its announced action programme. "We are right on schedule." Of the total targeted savings of €1.2bn, around €430m will be saved on a permanent basis in the course of this year. The Group has already achieved €234m of the savings. "With the streamlining of our balance sheet, the successful launch of our action programme and our strategy of product differen-

tiation and continuous quality enhancement, we have charted the course for Lufthansa's future. We are confident that in 2004 we shall be to post a significantly better operating result as well as a positive net result," Wolfgang Mayrhuber prophesised.

The financial year 2003 in figures

In 2003 the Lufthansa Group generated revenue of €16.0bn, which was 6.0 per cent less than in 2002. The Group's airlines generated traffic revenue of €11.7bn. That is a year-on-year decline of 3.1 per cent. Other operating income fell by 17.8 per cent to €1.7bn. It includes book profits of €79m from the disposal of the equity stake in Start Amadeus and €151m from the sale of aircraft.

Impairments on goodwill and tangible assets led to higher operating expenses. They went up by 2.1 per cent to €17.9bn. Excluding the impairment losses amounting to €783m, operating expenses would have decreased by 2.2 per cent. The personnel measures implemented in 2003 curbed staff costs. They fell by 1.0 per cent to €4.6bn. Adjusted for the changes in the range of consolidated companies, they were lowered by as much as 3.3 per cent or €150m. The cost of materials was on a par with the previous year at €7.2bn. The Group spent €1.4bn on fuel, or 0.4 per cent more than in 2002. Without the price-hedging measures the Group's fuel bill would have been €121m higher.

In the dramatic crisis-year 2003 the Lufthansa Group again impressively demonstrated its resilience and earned an operating profit of €36m. The corresponding figure in 2002 was €718m. The Group substantially reduced its indebtedness. Net debt was slashed by €542m to €591m. Capital expenditure grew in the wake of the modernisation of the fleet by €275m to €1.2bn and was funded from the cash flow.

Key data of the Lufthansa Group

		2003	2002	Percentage change
Revenue	€m	15,957	16,971	-6.0
of which traffic revenue	€m	11,662	12,032	-3.1
Loss/profit from operating activities	€m	-147	1,592	-
Net loss/profit for the year	€m	-984	717	-
Operating result	€m	36	718	-95.0
Capital expenditure	€m	1,155	880	31.3
Cash flow	€m	1,581	2,312	-31.6
Net indebtedness	€m	591	1,133	-47,8
Gearing (net debt to equity)	per cent	22.3	27.5	-5.2 PP.
Number of employees (at year-end)		93,246	93,796	-0.6
Earnings/losses per share	€	-2.58	1.88	-
Dividend per share	€	-	0.60	-

The full Annual Report for the financial year 2003 is posted at www.lufthansa-financials.com

Deutsche Lufthansa AG
Corporate Communications
Thomas Ellerbeck/Christine Ritz
Tel. + 49 69 / 696 – 51014/ - 2999
Fax + 49 69 / 696 – 95428
http://media.lufthansa.com

Annual Press
and Analysts' Conference 2004

Speech by
Wolfgang Mayrhuber
Chairman of the Executive Board and CEO
Deutsche Lufthansa AG

Frankfurt, March 25, 2004

- To be checked against delivery -

Good morning, ladies and gentlemen,

Let me welcome you most warmly to our Annual Business Conference here at the Lufthansa Flight Training Center. Thank you for your interest in Lufthansa. Taking stock means looking back, determining where you stand and where you want to go. That is what you want to hear from us about and what we want to talk to you about today.

So, let us take stock of 2003.

The triple crisis – the Iraq war and the latent fears of terrorist attacks caused by it, the SARS epidemic and a long lasting phase of weakness in the world economy – has impaired the demand, further increased the price pressure and severely burdened our result.

And as usual we have again been able to learn lessons from this crisis.

And yet, Lufthansa maintained its course, showed stability in turbulent times and managed to stand its ground in the market place to a large extent. We made the turnaround. That was important for us. Thanks to our flexibility we were able to catch up gradually after a record loss in the first quarter and even achieved an operating profit of € 36 million at the end of the year. And: Capital expenditure amounting to € 1.2 billion was fully paid from cash flow.

It is particularly positive to note that net credit indebtedness could be reduced to € 591 million.

On the whole, however, our consolidated earnings at - € 984 million turned out to be clearly negative. Accordingly, we cannot propose any dividend payment for the fiscal year under review.
That is the bad news.

This high loss is due to the depreciation of € 783 million. The write-down was a perfectly normal albeit unpleasant but necessary process of balance sheet adjustment. We had already announced at our third quarter 2003 press conference that along with drawing up the annual financial statements for 2003 we would scrutinize the goodwill in the portfolio. We did that very thoroughly. The depreciations were mainly made to the goodwill of LSG Sky Chefs.

The good news is: In spite of the crisis year we have more customers and new customers.
We made economies and put our house in order.
At the same time we pushed ahead innovations and made investments into the future.
In 2003 Lufthansa mastered the crisis and received a number of awards at the same time.
We gained new strategic business partners, received extremely positive customer ratings and managed a completely smooth transition at the top of the company and in the Supervisory Board.
Even in the year of the crisis we left the DAX behind.

We are proud of that.
But, of course, we are not satisfied with the results of the year 2003.

Still, through strict cost and capacity management as well as innovative product adjustments it was possible to achieve positive segment results in the passenger airline, logistics and MRO business units – in spite of a weak demand development, in spite of the difficult market environment. IT Services was even able to return a positive segment result slightly above that of the previous year.

Dr. Kley will afterwards elaborate on the figures for the year 2003. I would now like to deal with the two business units that are currently causing us the greatest headaches – tourism and catering.

As is well-known the business development in both areas was poor. To be fair one has to say that these two business units were hit by the accumulated crises mentioned at the worst possible moment in time.

Nobody will call into question the growth prospects of tourism. Mobility is and will remain a fundamental need. The wanderlust of the Germans is contagious. It is by now also beginning to affect the Asians. So, in the future people will not only travel from Germany to faraway countries but people from faraway countries will also travel to Europe and Germany. New countries will be opened up to tourism. So, supply and demand will grow.

Thomas Cook has by now analyzed and tackled the problems that came out so dramatically through the current market weakness.

First off, the primary objective at Thomas Cook is to minimize losses. The new Board of Management is on the right way here. The restructuring effort is gathering pace:

- The management team is made leaner and the top executives will give up ten per cent of their salaries.
- Profit centers were introduced in the sales market Germany.
- Staff will be further reduced by 10% .
- The network of travel agencies will be restructured, some have already been closed.

The objective of Thomas Cook is a competitive cost structure as well as the return to the profit zone and – in the airline segment – the return to market leadership in the short and medium haul segment. Priority for management is the follow-up of the measures initiated.

LSG SkyChefs suffered massive and sustained losses especially in its main market USA after September 11. Before this traumatic event we generated good returns at LSG over many years. This is what we want to go back to.

After all, fundamentally, airline catering as such has lost nothing of its attractiveness. Passengers will also want to eat and drink on board an aircraft in

the future. The bandwidth ranges from "buy-on-board" to "culinary excellence". What has changed is the demand logic and the logistics. LSG SkyChefs has an answer to that.

LSG Sky Chefs is currently undergoing the most massive cost cutting and lean production program. In 2004 measures worth € 150 million will be implemented. The entire organization of the Catering business unit will be re-dimensioned. 11,800 employees have already been made redundant, 11 production facilities consolidated or closed down.

We have adjusted the LSG balance sheet and will now concentrate on what we can do best: airline catering. A re-focusing of this core competency has already been initiated. All other activities like the party service, airport catering, "Tank und Rast" are on the test stand now. In the case of Chef Solutions, for example, talks with potential buyers are in full swing.

The Aviation Group is alive and kicking. That says it all. Where there is life there is change. And that is what we control. The word of the profile scissors has already made the rounds. We trim the Aviation Group according to economic and strategic criteria. That is the prerequisite for the success of our concept. The business unit alignment has brought us transparency, placed the internal customer-supplier relationships on a market-like basis, created companies.
As a result, former cost centers became global market leaders.

This in turn generates phantasies for portfolio management. We have delineated the business units; they are capable of assessment, of active and passive participation. This gives us the choice at any point in time to develop, to merge, to sell, etc.

Ladies and gentlemen, the Aviation Group has never been an end in itself. It is the result of the redirection of a conventional, function-oriented organization via an integrated business organization to a market-oriented business unit organization fit for the future.

In other words: from „designed to work“ to „designed to grow“. That is what we stick to even though there are or will be clearer procedures, stronger control and active streamlining.

In future our portfolio management will be guided even more strongly by the core business concerned. Stable – but not static, that is something we already practiced frequently and successfully in the past. We will continue to do so. We will continue to actively control our investments and strengthen the core competencies in our business units.

Active portfolio management also drives us in our permanent scrutiny of the more than 200 shareholdings that we are reporting in our Annual Report. The latest example: the divestment of our Amadeus shares. Other examples will follow.

Lufthansa Technik continues to be very successful as a specialist and a generalist. Lufthansa Technik is MRO operator, development company and diagnostic center. Technology is of consistently high importance for the core of the passenger airline.

Cargo is the global leader in the premium segment and is faced by the strategic challenge of further expanding the classic mass cargo business.

And Lufthansa Systems is excellently positioned as the leading IT Systems House for the aviation industry – with ambitious growth targets in terms of sales and margins. Customers already see Lufthansa Systems as the „Lufthansa of IT“.

On top of all this it says that we must be alert, innovative, mobile, responsive and flexible.

Ladies and gentlemen, I would now like to zero in on two important areas that are trendsetters for the future of Lufthansa.

1. What measures have we taken / will we take to secure our profitability and our competitiveness in the market?

2. What are our strategies to steer Lufthansa back on to a course of success?

Already at the beginning of last year a weak development for the entire year could be predicted. We initiated **measures to secure profitability** at an early point in time. These included a ban on new recruitments which is still in place, cuts of proposed investments by
€ 200 million, a supplementary D-Check initiative called "Cash 100" and reduced production. At the peak we took up to 70 aircraft out of the market. From April to the end of August last year we introduced work time reductions without wage compensation for our ground staff and short time work for our cabin crews from April to June. At the same time we introduced leaner management structures in the Group. And one month ago we completed with great success the D-Check efficiency improvement program with € 1.6 billion worth of sustainable improvements. We have thus exceeded our target by more than 50%: a phantastic success and evidence of the reform capability of our Lufthansa!
As a consequence we developed an **action program** with the focus on continental traffic that I already presented to you at our November conference.

Our goal: On the one hand we want to cut costs substantially. On the other hand we want to achieve significant productivity boosts. In our action plan we pooled a number of measures that will lead to a sustainable cost reduction of € 1.2 billion. We will have passed this mark in about two years.

Already in 2004 we will achieve a cost reduction of € 430 million. Of this total some € 234 million have already been realized as of today.

The first block of the **External Suppliers** has been initiated with the launch of the net price model in Germany, meaning the elimination of commissions for travel agents as of 1 September 2004. With this measure alone we will save more than € 100 million per annum.

As far as **Internal Suppliers** are concerned Lufthansa Technik, LSG and Lufthansa Systems will contribute the lion's share to achieving this target. Here, almost 50% have already been agreed to reach the overall target.

We have also made good progress under the heading **„Production Conditions and Processes"**: As of the summer schedule 2004 we will increase aircraft productivity in European traffic by about 10%:

- By way of ping-pong traffic on decentralized routes we increase the productivity of the aircraft.
- In cooperation with Fraport and German ATC we are reorganizing arrivals and departures (depeaking). In this way we can increase the flow-through speed and use our aircraft more productively. We will improve punctuality and shorten transfer times. This part of the "Zukunft Kont" program will start in a few days time.
- At „Lufthansa Regional" we have already achieved a better market utilization by optimizing aircraft utilization and route plans.

Another part of our action plan is to make savings and increase productivity under the heading **„Personnel and Processes".**
Our demands in the context of the concerted action are essentially:

- To boost productivity and increase flexibility

I have already mentioned the buzz word „More work for the same money" which would ensure the soundness and safety of the existing jobs.

In addition, the background conditions in Germany as an industrial location must be improved. Within the framework of the **Air Traffic for Germany Initiative** we are therefore working with the airport operators of Frankfurt and Munich as well as Air Traffic Control under the guidance of the Federal Ministry of Transport on the reduction of location costs by 20%. We will announce details on the current state of play on 7 April at a joint press conference of all parties involved.

Ladies and gentlemen,

only those are successful

- who recognize opportunities while avoiding risks,
- who can handle changes competently and flexibly,
- who can always adjust to new conditions.

For us this means: We must not only cut costs but be flexible and innovative as well in order to be successful. And what are our **Strategies for Success?** Our strategy for competition: We want to be a full line provider who offers a broad range of products but who is always at the top end in terms of quality: from Lufthansa First-Class via the Executive-Jet-Service, Lufthansa Classic in continental traffic, Lufthansa Regional, Charter Service from our Thomas Cook subsidiary all the way to "bargains" from our "Germanwings" affiliate company through its parent company "Eurowings". This shareholding is part of our low price segment strategy. Another part is the provision of defined quotas on our Lufthansa Classic product that we offer at favorable prices within Europe. Crucial to our success is being able to offer every target group tailor-made offers for different travel occasions and needs. And we increase our reach through partnerships like the Star Alliance, Lufthansa Regional and WOW in the cargo area.

Profitable growth takes place through product differentiation. Product differentiation and constant quality improvement: That has been our strategy for a long time. We will consistently pursue this route.

For our best customers and our First Class guests we are launching a Top Customer Program this year. In Frankfurt a separate Top Customer Terminal is just being built. Munich will follow. With exclusive service on the ground like separate security checks, personal service all the way to departure and special shuttle services right to the aircraft we will make travelling very much more pleasant, convenient and stress-free for this clientele. This applies in the same way to flying in our new Business Class on long hauls with our much praised new Business Class seat.

In continental traffic we are also significantly increasing the personal space and luggage space offering for Business Class customers by blocking the central seat while boosting comfort at the same time.

For all products it is true to say: Whether low price sector or exclusive travel, the high Lufthansa product and service quality standards apply everywhere equally. Further service improvements remain a perennial topic for us:

- Optimized processes on the ground guarantee attractive transfer times at our hubs in Frankfurt and Munich and thus make for shorter travel times.
- We are planning the fleet of the future. Modern aircraft, supremely qualified pilots and especially competent technology provide the basis for our core business. The A380 has already been ordered and will supplement the already very modern and environmentally friendly fleet.
- We adopt new approaches in the infrastructure. At Munich Lufthansa is for the first time the operator of its own terminal. In this way we can take an even more specific influence on products and services relevant to the customer.

Quality and innovation, safety and reliability remain the Lufthansa hallmarks and will also guarantee the success of our Group in the future.

In parallel to this we rely on strategic alliances under the umbrella of the „Star Alliance". **Cooperation and Alliances** show the way into the future both globally and regionally. So, the motto is: growth not under your own steam but with joined forces. Our customers have connections worldwide, they enjoy seamless travel as it were – soon also with an electronic ticket.
Effective 1 April we will increase our stake in Eurowings from 24.9 % to 49 % of the capital. The strategic importance of Eurowings to Lufthansa continues to be very high. As a founder member of Lufthansa Regional Eurowings is an important pillar of this alliance. The increase of the shareholding is clear confirmation of the very successful cooperation in spite of the still difficult environment.

Lufthansa is well positioned through its forward-looking alliance strategy. At Star we were able to welcome three new partners last year. This year US Air will join

and with South African Airways an outstanding airline that is very important for us has just decided to become a member of the Star Alliance as soon as possible. On balance this means that 5 new partners from 4 continents joined us since the beginning of last year.

We started carefully optimistic into the year 2004. In inter-continental traffic we have prepared for a growth rate of 18% but have done so in a largely asset-neutral way. In continental traffic we go for low growth with a 4% increase in capacity offered. We have started new long haul routes, for instance to Beijing, Canton, Shanghai or Charlotte. And Eastern Europe will play a very special role for us because of the EU enlargement.

With the adjustment of our balance sheet, the successful start of our action plan and our strategy of product differentiation as well as our constant quality improvement we have prepared the ground for the future of Lufthansa. I am optimistic that we will succeed in putting in a clearly better performance in 2004.

Thank you!

Annual Press and Analysts' Conference 2004

Presentation by
Wolfgang Mayrhuber
Chairman of the Executive Board and CEO
Deutsche Lufthansa AG

Frankfurt, March 25, 2004

Lufthansa

Press- and Analysts´ Conference 2004

Wolfgang Mayrhuber
Chairman of the Executive Board
Deutsche Lufthansa AG

Frankfurt/Main, 25 März 2004

Aviation Group

Operating profit of 36 mil. €


Operating result
[mil. €]
quarter
cumulative
65
200
190
36
-415
-354
-154
1. Quarter
2. Quarter
3. Quarter
4. Quarter

Aviation Group
Figures 2003

- Operating profit: 36 mil. €
- Invest of 1,2 bil. € paid out of cashflow
- Net debt reduced to 591 mil. €
- Impairments of 783 mil. €
- Net loss of -984 mil. €

Aviation Group
Business Units Leisure and Catering

Thomas Cook

- Restructuring accelerated
- Lean Management initiated
- Staff reduced
- Profit Center structure in Germany implemented

LSG Sky Chefs

- Cost-cutting and Lean-Production-Programme established
- Organisation redimensioned
- Re-focus on core competencies

Aviation Group
Logics of Transformation


„designed to work“
“designed to grow”

function oriented organization

Integrated business line organization

Market oriented group

Aviation Group
Strengths of Our Business Units

Abflug Departures	**Passenger Airline**	Product differentiation; permanent improvements with respect to quality and service
	**Logistics**	No. 1 in premium-segment; quality service provider in airport-to-airport business
	**MRO**	Global maintenance-, repair- and overhaul-generalist; competence center for technical innovation
	**Catering**	Positive returns over a long period; attractive and broad product portfolio
	**Leisure**	Positive outlook; new travel markets evolving; growing supply and demand
	**IT Services**	Leading IT-provider for the aviation industry; growing market share in BPO

Lufthansa Action programme

Savings of 430 mil. € for 2004 consequently tackled



External Suppliers
90 mil. €
„Air Traffic for Germany Initiative“
new sales model
push of direct sales
fees and tariffs
„Zukunft Kont“
a/c-productivity
ground processes
alliance production
Production Conditions- & Processes
120 mil. €
programmes to reduce costs in business units
Internal Suppliers
115 mil. €
Personnel & Processes
105 mil. €
„Concerted Action“
higher productivity
increased flexibility
cost reduction

Lufthansa

Quality, Innovation, Safety and Reliability


Lufthansa
Lufth
Cargo

Annual Press and Analysts' Conference 2004

Speech and presentation by
Dr. Karl-Ludwig Kley
Chief Financial Officer
Deutsche Lufthansa AG

Frankfurt, March 25, 2004

- To be checked against delivery -


Lufthansa
Press- and Analysts´
Conference 2003
Dr Karl-Ludwig Kley
Member of the Board and CFO
Deutsche Lufthansa AG
Frankfurt, March 25, 2004

Ladies and gentlemen!

The progress we have made in our action plan, as outlined by Wolfgang Mayrhuber, and the trend in traffic data during the first two months of this year make me feel confident.

Especially as we are simultaneously making good headway in tackling our homework.

Thus the process of restructuring LSG SkyChefs and Thomas Cook is well underway and the advances we have made in streamlining our equity portfolio are quite obvious.

We have begun the year 2004 with a cleaned-up balance sheet, a nearly halved level of net indebtedness and a high liquidity.

This is an excellent basis for future growth – profitable growth.

Let us start as usual by examining the key figures for the past year.

Key figures of the Lufthansa Group

	2003	Change vs. 2002
Revenue	15,957 m €	- 6.0 %
Operating result	36 m €	- 95.0 %
Net loss for the period	- 984 m €	
Capex	1,155 m €	+ 31.3 %
Cash flow	1,581 m €	- 31.6 %
		Change per Dec 31, 2002
Net indebtedness	591 m €	- 47.8 %
Gearing	22.3 %	- 5.2 %P
Equity ratio	15.9 %	- 5.7 %P

The Group's revenue fell by 6 per cent to 16 billion euro.

The operating result improved from minus 415 million euro for the first quarter to plus 36 million euro for the full year.

Following extraordinary amortisation and depreciation charges of 783 million euro, the net loss of the period stands with minus 984 million euro.

The operating cash flow fell by 31.6 per cent to 1.6 billion euro.

Capital expenditure rose by 31.3 per cent to 1.2 billion euro, with investments in aircraft accounting for just under half, or 567 million euro.

Net indebtedness was cut significantly to 591 million euro compared with 1.1 billion euro at the end of 2002.

The Group's gearing declined further vis-à-vis the low prior-year level to 22.3 per cent and hence remains well below our target range.

By year end the equity ratio is 15.9 per cent, likewise below our target level.

The disposal of a 13.2 per cent stake in Amadeus Global Travel Distribution in February 2004 pushed the equity ratio back up.


Group revenues by business segments
2003 vs. 2002
IT Services (1.4%)
219 m€
(+ 15.9%)
Service & Financial
Companies (0.2%)
30 m€
(- 80.6%)
Catering (13.8 %)
2,200 m€
(- 16.3%)
Lufthansa Passenger
Business (61.2%)
9,774 m€
(- 2.6%)
MRO (10.0%)
1,587 m€
(- 2.2%)
Passenger
Business
Logistics (13.4%)
2,147 m€
(- 8.2%)

The revenue trends of all the individual business segments except for IT Services deteriorated compared with 2002.

In the case of the Passenger Business the revenue slide was limited to 2.6 per cent – and that slide was due exclusively to cross-currency effects.

The turnover of Logistics, too, was hampered not only by the weak overall economic setting but also by currency movements. The segment's revenue dropped by 8.2 per cent to 2.1 billion euro.

Revenue of the MRO segment receded slightly to 1.6 billion euro, although on a comparable consolidation basis it would have decreased by 6.4 per cent.

In Catering revenue plummeted by 16.3 per cent; 9.2 per cent of this alone resulted from the currency translation of SkyChefs' turnover in the USA.

Whereas IT Services succeeded in appreciably lifting its revenue total by 15.9 per cent to 219 million euro, the decline in revenue generated by the Service and Financial Companies was due to the sale of the equity stake in START AMADEUS in February 2003.

Traffic Figures

2003 vs. 2002
(incl. Air Dolomiti)

Passengers	**+ 3.4%**
Passenger Load Factor	**- 0.8%P**
Yield per RPK	**- 4.1%**
Cargo / Mail (in tons)	**- 2.7%**
Cargo Load Factor	**- 1.0%P**
Yield per FTKT	**- 7.5%**

The number of passengers carried in 2003 increased by 3.4 per cent; this means we managed to stop the downward trend that began in 2001.

The passenger load factor went down by 0.8 per cent. The 3.5 per cent increase in capacity was not fully absorbed by the market.

The yield per revenue passenger-kilometre was 4.1 per cent lower than in 2002.

The volume of cargo transported fell by 2.7 per cent to 1.6 million tonnes.

As production was raised by 0.6 per cent, the cargo load factor worsened by 1 per cent.

The yield per revenue tonne-kilometre was 7.5 per cent down on 2002.

Parameters of Group revenue development
2003 vs. 2002


in m€
+ 92
Consolidation effects
+ 12
Volume
- 1,293
Currency
+ 175
Price
16,971
Revenue 2002
15,957
Revenue 2003

The negative currency effects by far outweighed the positive effects and consequently led to the steep drop in revenue by 6 per cent.

Passenger traffic revenues and yields

2003 vs. 2002

According to traffic regions, in per cent


10
8
6
4
2
0
-2
-4
-6
-8
Europe
Americas
Asia/Pacific
Middle East/Africa
Total
- 1.5 / - 5.7
+ 0.4 / - 5.1
- 8.0 / - 2.2
+ 8.9 / + 1.1
- 1.8 / - 4.1
Traffic Revenues
Yields

Let us now take a look at the traffic revenue and yields of the Passenger Business.

The fall in traffic revenue by 1.8 per cent was accompanied by a 4.1 per cent drop in yields.

All traffic regions except for Middle East/Africa suffered from falling yields.

In Europe traffic revenue decreased by 1.5 per cent and yields by 5.7 per cent.

In the Americas we actually managed to buck the trend and to increase traffic revenue by 0.4 per cent. This positive development was counteracted by the negative currency parities, which had an impact on the yield amounting to 12.4 per cent depressing it to minus 5.1 per cent.

The traffic area Asia/Pacific was heavily handicapped by the slump in demand triggered by SARS. Despite this, the decline in traffic revenue over the year as a whole was limited to 8 per cent. The yield was 2.2 per cent down on the year.

By contrast, the traffic revenue of the Middle East/Africa region rose by 8.9 per cent and the yield by 1.1 per cent.

Yield development Passenger Business 2003 per quarter
(incl. Air Dolomiti)


Change in per cent
15
10
5
0
-5
-10
-15
-14.3
-9.4
-3.1
3.8
-13.0
-11.6
-3.3
8.3
-6.8
-7.0
-5.9
12.1
-3.8
-3.9
4.8
6.9
-11.8
-7.7
-3.2
6.0
1Q 2003
2Q 2003
3Q 2003
4Q 2003
Europe
Americas
Asia/Pacific
Middle East/Africa
Total

The change of trend shows up clearly in the quarter-by-quarter breakdown.

In the fourth quarter all traffic regions recorded big improvements in the yield.

Development of expenses

2003 vs. 2002

	in m€
Cost of materials	7,205
Staff costs	4,612
Depreciation + amortisation	1,930
Other operating expenses	4,114
Total	17,861



Change in per cent
-0.2
+0.1
-3.3
-1.0
+52.6
+55.3
-8.4
-6.5
+0.7
+2.1
-10 0 10 20 30 40 50 60
Group as 2002
Group 2003

The expenditure trend developed positively in the context of our stringent cost control.

Operating expenses totalled 17.9 billion euro, which was 2.1 per cent higher than in 2002. Adjusted for consolidation changes, they would have gone up by only 0.7 per cent.

The cost of materials grew by 0.1 per cent to 7.2 billion euro. Adjusted for first-time consolidations this item would actually have decreased by 0.2 per cent. Fees and charges went up again by 2 per cent to 2.3 billion euro.

Staff costs likewise registered a pleasing course of development, falling by 1 per cent to 4.6 billion euro, even though the annual average number of employees expanded to 94,798. Adjusted for consolidation changes, the headcount contracted by 1.9 per cent and staff costs decreased by as much as 3.3 per cent. At year end the group's workforce encompassed 93.246 employees.

Other operating expenses were reduced by 6.5 per cent to 4.1 billion euro – and on a comparable consolidation basis by no less than 8.4 per cent.

Amortisation and depreciation expense surged by 55.3 per cent to 1.9 billion euro, which was due to a sharp hike in extraordinary depreciation and amortisation to 783 million euro.

705 million euro of the extraordinary write-downs relate to LSG SkyChefs, 52 million euro to Lufthansa Technik, 19 million euro to the Passenger Airlines group and 7 million euro to Lufthansa Cargo.

Segment results
2003 vs. 2002


in m€
Passenger Business
Logistics
MRO
Catering
Leisure Travel
IT Services
Service- and Financial Comp.
157
516
34
168
158
215
-826
8
-131
-67
55
54
128
572
-900
-700
-500
-300
-100
100
300
500
700
2003
2002

I would like now to turn to the segment results.

Thanks to a very good result in the fourth quarter, the Passenger Business posted a segment result of 157 million euro for the full year. The comparable result in 2002 was 516 million euro. Given the recovery of long haul traffic, we expect the Passenger Business segment to generate a higher operating result in 2004 than in 2003.

Despite the weak macroeconomic momentum and negative currency effects, Lufthansa Cargo once more turned in a positive segment result. This again reflects the successful cost management pursued over the past few years. By means of further process improvements and a deepening of the existing cooperative partnerships, another positive operating result is expected in 2004.

Lufthansa Technik managed to defend its top position in the industry, thanks also to strict cost management, and to post a gratifying segment result of 158 million euro. We anticipate that in 2004 Technik will be able to match its operating result from 2003.

Segment results

2003 vs. 2002


in m€
Passenger Business
Logistics
MRO
Catering
Leisure Travel
IT Services
Service- and Financial Comp.
157
516
34
168
158
215
-826
8
-131
-67
55
54
128
572
-900
-700
-500
-300
-100
100
300
500
700
2003
2002

Owing to the weak market environment and extraordinary depreciation and amortisation of 705 million euro, the Catering segment result fell to minus 826 million euro. The Chef Solutions division, which is up for sale, accounted alone for 367 million euro of goodwill amortisation. In the event of a stabilisation of the airline industry and a prompt sale of Chef Solutions, we are confident that a positive segment result along with a sustained improvement in the operating result will be achieved in 2004.

A steep fall in demand and fierce price competition pushed up the loss sustained by Thomas Cook to 131 million euro. In view of the measures that have now been set in train and the signs of a market recovery, we expect a significantly better result in the current business year 2003/2004 – even though a positive group result will not be achievable.

IT Services was able to match its prior-year result. In view of the sound earnings trend, we are expecting this year's operating result to be higher than the 2003 figure.

The Service and Financial Companies achieved a segment result of 128 million euro through the sale of START AMADEUS. In 2002 the segment had earned a profit of 572 million euro following the sale of the DHL shareholding.

Operating result
2003 vs. 2002

in m€	2003	2002
Loss / profit from operating activities	**-147**	**1,592**
- Net book gains from disposal of assets	**-229**	**-495**
thereof START AMADEUS	79	-
thereof DHL	-	414
thereof GlobeGround	-	74
thereof aircraft disposals	151	1
others	-1	6
+ Impairment	**783**	**33**
+/- Others	**-371**	**-412**
Operating result	**36**	**718**

The result from operating activities amounts to minus 147 million euro.

The major adjustment items for the operating result are book gains from the sale of START AMADEUS totalling 79 million euro and the sale of aircraft for 151 million euro as well as extraordinary amortisation and depreciation of 783 million euro and the write-back of provisions amounting to 179 million euro that are contained under others.

The operating result thus comes to 36 million euro as against 718 million euro in 2002.

Financial result
2003 vs. 2002

in m€	2003	2002	Change in per cent
Income from subsidiaries and associated companies	- 137	- 64	- 114.1
Balance of net interest	- 341	- 415	+ 17.8
Others	- 160	- 161	+ 0.6
Financial result	**- 638**	**- 640**	**+ 0.3**
Net loss / profit for the period	**- 984**	**+ 717**	

The negative financial result amounts to minus 638 million euro.

It is composed of the following components.

The negative contribution from subsidiaries and associated companies of minus 137 million euro was mainly attributable to the pro rata loss of Thomas Cook attributable to Lufthansa amounting to 131 million euro.

The net interest result improved in the wake of the Group's lower indebtedness by 17.8 per cent to minus 341 million euro. This figure includes interest on pension provisions of 241 million euro.

After taxes of 193 million euro, the net result for 2003 comes to minus 984 million euro as opposed to plus 717 million euro in 2002.

Operating Cash flow
2003 vs. 2002

in m€	2003	2002	Change
Loss/profit from operating activities	- 814	+ 905	- 1,719
Depreciation + amortisation	+ 2,133	+ 1,299	+ 834
Income taxes	- 19	0	- 19
Others	+ 281	+ 108	+ 173
Cash flow from operating activities	**1,581**	**2,312**	**- 731**
Capex	**1,155**	**880**	**+ 275**

Largely owing to the net loss posted, the cash flow from operating activities fell to 1.6 billion euro.

The free cash flow amounted to 1.0 billion euro and was used to reduce the Group's debt, to pay the dividend for 2002 and to fund the interest burden.


Pension provisions pose no balance sheet risk - Lufthansa will start funding the pension provisions in 2004
€m
1600
1400
1200
1000
800
600
400
200
0
pension payments
contribution to pension provisions
2002
2007
2012
2017
2022
2027
2032
2037

Liquid funds total 2.7 billion euro at the end of the year despite a strong reduction of debt. We will use a part of this to put pensions on a firm footing.

By the year 2022, Lufthansa will enter a phase in which pension payments exceed contributions to pension provisions.

In order to ensure the long-term coverage of our retirement benefit obligations and to build up an investment reserve that is optimally tailored to future pension payments, we shall set up a dedicated securities portfolio fund.

We shall begin right in the upcoming quarter with the initial allocation of around 550 million euro to a broadly diversified fund structure.

Our objective is to transfer earmarked resources on an annual basis with a view to completely removing pension provisions from the balance sheet in 10 to a maximum of 15 years' time.

A transfer of the dedicated securities portfolio to an external trustee model - a so-called contractual trust arrangement - is envisaged; we have not yet decided when this will happen, however.

Outlook*

Operating result in m€


1200
1000
800
600
400
200
0
-200
841
1,060
724
1,042
28
718
36
1997
1998
1999
2000
2001
2002
2003
2004

*as of March25, 2004

Let me conclude my comments with a brief outlook for the current year.

Most forecasters expect an upturn in the major economic regions.

The traffic figures for February confirm this estimation.

Nonetheless, uncertainty continues to prevail concerning the extent and duration of the upswing.

In addition, it is impossible to predict or gauge other burdens that the air traffic industry may potentially face, not least following the terrorist attacks in Madrid.

We shall therefore continue to keep our available capacity strictly in line with the changing market demand.

At the same time, the measures of the action plan and the restructuring of LSG SkyChefs and Thomas Cook will be pursued with the highest priority.

Based on the assumption that no further crises occur to hamper the course of business activity in the current year we expect to improve our operating result significantly and to again post a positive net result in 2004.

Annual Press and Analysts' Conference 2004

- Distribution of capital
- Lufthansa Financial Diary

Frankfurt, March 25, 2004

The Lufthansa Share – Facts and Figures

Lufthansa's share capital 976,896,000 euro
is divided into 381.6 million registered non-par value shares
with close to 466,000 shareholders.

Shareholder structure
89.95 % free float
10.05 % GENUJO Achte Beteiligungs gmbH, Frankfurt.

Shareholder structure by nationality
As of February 29, 2004

Germany	71,4 %
Great Britain	9,7 %
USA	6,8 %
Belgium	3,9 %
Luxembourg	2,5 %
Switzerland	2,2 %
Other	3,5 %

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by EU directives and bilateral aviation agreements that a majority of Lufthansa stock is in German or European hands.

Dividend Payment 1998-2003

Year	1998	1999	2000	2001	2002	2003
Dividend	0.56 EUR	0.56 EUR	0.60 EUR	-	0.60 EUR	-
Creditable corporation tax*	0.24 EUR	0.24 EUR	0.26 EUR	-	-	-
Dividend payment in EUR mill.	214.6	214.6	229.0	-	229.0	-

* No longer applicable due to the introduction in 2002 of an "imputation procedure" for taxing dividends in Germany which divorces corporation tax payments from personal income tax liability

Financial Data

May 12, 2004	Publication of Group Report January - March 2004
June 16, 2004	Annual General Meeting Kölnarena Cologne
August 12, 2004	Publication of Group Report January – June 2004
November 11, 2004	Press Conference and Analysts' Conference on Group Report January – September 2004

Awards for Lufthansa 2003/2004

„Imageprofile" 2004
First place in category „Transport and Tourism" for Lufthansa
Manager Magazin

Business Traveller Award 2004
"Safest airline in three categories: Intra-German and European traffic, traffic to North and South America as well as Asia/Pacific". Additionally, first prize for company website.
Business Traveller Deutschland

Five Star Diamond Award 2004
"For exceptional quality and service"
American Academy of Hospitality Sciences

Mercury Award 2004
For "Vinolok" glass wine-stopper to maintain the quality of fine wines on board
International Flight Catering Association IFCA

Deutscher Environment-Reporting Award 2003/ 2004
Lufthansa CityLine for best Environment Report
Wirtschaftsprüferkammer Berlin (Auditors' Chamber Berlin)

Business Traveller Award 2003:
"Safest airline in intra-German and European traffic,
in traffic to North and South America as well as the Far East and Australia"
Business Traveller Deutschland

FORTUNE „World's Most Admired Companies" 2003
Category airlines: Number One in Europe and Number 3 Worldwide
Fortune Magazine

Energy Power Risk Management - Award 2003
Lufthansa voted "Energy Risk Manager of the Year"
End-user category.

The Airline Strategy Award Operation 2003
„Lufthansa German Airlines for Operational Excellence"
Airline Business

Most Trusted Brand 2003
Voted the brand "most trusted by customers" in a poll of readers from 18 European countries.
Reader's Digest

3 Diamond Awards 2003
„Best Onboard Service and Equipment"
Onboard Service Magazine

2 Emerald Awards 2003
"Top onboard-outfit, duty-free selection and uniforms"
Onboard Service Magazine

L.Welch Pogue Award 2003
„For Jürgen Weber in recognition of his achievement in aviation and humanitarianism"
Aviation Week

Five Star Diamond Award 2003
"For exceptional quality and service"
American Academy of Hospitality Sciences

The Airline Business Award 2003
„For Jürgen Weber"
Airline Business

2002 Regional Airline of the Year Award
Air Dolomiti
Regional Airline Association's 2003 Annual Convention, Phoenix/Arizona

Ludwig-Erhard-Preis 2003
In the "Large Companies" category, Lufthansa CityLine landed 2nd place for excellent quality management.
BDA, BDI, BGA, DIHK, HDE, ZDH, Ludwig-Erhard Foundation, and DGQ and VDI technical-scientific associations

Noise Abatement Award 2003
Top marks for noise reduction to Lufthansa CityLine.
Amsterdam Schipol Airport

Wolfgang Mayrhuber

Chairman of the Executive Board and CEO, Deutsche Lufthansa AG

Wolfgang Mayrhuber is the Chairman of the Executive Board and CEO of Deutsche Lufthansa AG. He is responsible for the aviation group with the segments Passenger Business, Logistics, MRO, Catering, Leisure Travel and IT Services with around 90,000 employees worldwide. At the same time, he continues to manage Lufthansa's passenger airlines. It is synonymous with superior technical and aviation expertise, acknowledged service standards and an unparalleled global route network, which the company operates jointly with its Star Alliance partners.

Wolfgang Mayrhuber has more than 30 years of service with the Lufthansa Group. He joined the company on February 1, 1970, as an engineer at the engine overhaul facility in Hamburg. After holding a variety of management posts in the Maintenance, Repair and Overhaul (MRO) operation, he was appointed Executive Vice President and Chief Operating Officer Technical at Lufthansa on November 1, 1992. In the early nineties, Wolfgang Mayrhuber headed the rehabilitation team charged with engineering Lufthansa's recovery. Subsequently, he was elected Chairman of the Executive Board of Lufthansa Technik AG when it became an independent company in October 1994 and exercised an influential role in its ongoing evolution into a global supplier of MRO services, networked with currently 25 subsidiaries, worldwide. After six years in that post, Wolfgang Mayrhuber was appointed to the Executive Board of Deutsche Lufthansa AG on January 1, 2001. On April 1, 2002, he was elected Deputy Chairman of the Executive Board. With the end of the Annual General Meeting on June 18, 2003, he took up his position as Chairman of the Executive Board and CEO of Deutsche Lufthansa AG.

In addition to his executive-board responsibilities, Wolfgang Mayrhuber sits on various supervisory boards. He is Chairman of the Supervisory Board of Lufthansa CityLine and a member of the supervisory boards of Eurowings Luftverkehrs AG and Munich Re Group (Münchener Rückversicherungs-Gesellschaft AG). On an international level, he is a member of the Board of Directors of HEICO Corp. (Florida/USA).

Born in Waizenkirchen, Austria, on March 22, 1947, Wolfgang Mayrhuber studied mechanical engineering at the Technical College in Steyr, Austria, and at the Bloor Institute in Canada. In autumn 1990, he completed an Executive Management Training course at the Massachusetts Institute of Technology (MIT) in Boston.

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 696 – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, March 2004

Dr. Karl-Ludwig Kley

Member of the Executive Board / Chief Financial Officer Deutsche Lufthansa AG

Dr. Karl-Ludwig Kley has been Chief Financial Officer and a member of the Executive Board of Deutsche Lufthansa AG since September 1, 1998.

Prior to his appointment, Dr. Kley was in charge of corporate finance and investor relations at the pharmaceuticals group Bayer AG in Leverkusen. Before that, he held a number of senior management positions, which included responsibility for sales and marketing in the company´s Pharmaceuticals division for regions Africa, Asia and Latin America. During the eight years he spent working in Japan and Italy, Dr. Kley gained extensive management experience in multicultural settings.

In addition to his duties within the Lufthansa Group, Dr. Kley is a member of the supervisory boards of West LB AG (Düsseldorf) and Vattenfall Europe AG (Berlin), the boards of directors of KG Allgemeine Leasing GmbH & Co. (Grünwald) and Amadeus Global Travel Distribution S.A. (Madrid).

Dr. Kley is a lawyer by profession. He graduated from Munich University in 1979 and also received his doctorate from that university.

He was born on June 11, 1951, is married and has one son.

Deutsche Lufthansa AG
Corporate Communications
Tel. +49 69 696 – 2999
Fax +49 69 696 – 95428
http://media.lufthansa.com

Frankfurt, March 2004